Filed Pursuant to Rule 424(b)(3)
Registration No. 333-199517
PROSPECTUS
GALENA BIOPHARMA, INC.

1,381,215 Shares of Common Stock
Offered by the Selling Stockholder

This prospectus relates to shares of our common stock issuable by us in partial payment of the first milestone payment under the license and supply agreement dated as of July 17, 2014 between us and MonoSol Rx, LLC, which we refer to herein as “MonoSol” or the “selling stockholder.” See “Selling Stockholder” on page 33 of this prospectus for more information about the selling stockholder.
We are not selling any shares of common stock under this prospectus, and will not receive any proceeds from the sale of the shares offered by the selling stockholder. We will pay all fees and expenses incurred in connection with the registration of the shares of common stock offered by this prospectus, including any brokerage or underwriting commissions or discounts incurred by the selling stockholder relating to the sale of the shares.
The selling stockholder or its donees, pledgees or other transferees may sell or otherwise transfer the shares of common stock offered by this prospectus from time to time in the public market or in privately negotiated transactions, either directly or through broker-dealers or underwriters, at fixed prices, at prevailing market prices at the time of sale, at prices relating to the prevailing market prices, at varying prices determined at the time of sale or at negotiated prices. See “Plan of Distribution” beginning on page 34 of this prospectus for more information about how the selling stockholder may sell or otherwise transfer the shares of common stock being offered by this prospectus.
Our common stock is traded on The NASDAQ Capital Market under the symbol “GALE.” On November 19, 2014, the closing price of our common stock on The NASDAQ Capital Market was $1.81 per share.

Investing in our securities involves risks. See “Risk Factors” beginning on page 8 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 20, 2014

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ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement that we filed on behalf of the selling stockholder with the Securities and Exchange Commission, or the SEC, to permit the selling stockholder to sell the shares described in this prospectus in one or more transactions. The selling stockholder and the plan of distribution of the shares being offered by them are described in this prospectus under the headings “Selling Stockholder” and “Plan of Distribution,” respectively.
As permitted by the rules and regulations of the SEC, the registration statement filed by us includes additional information not contained in this prospectus. You may read the registration statement and the other reports we file with the SEC at the SEC’s web site or its offices described below under the heading “Where You Can Find More Information.”
Unless the context otherwise requires, references in this prospectus to “the company,” “we,” “us” and “our” refer to Galena Biopharma, Inc. and our subsidiaries, Apthera, Inc. and Mills Pharmaceuticals, LLC.
You should rely only on the information that is contained in this prospectus or that is incorporated by reference into this prospectus. We and the selling stockholder have not authorized anyone to provide you with information that is in addition to or different from that contained in, or incorporated by reference into, this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it.
The shares of common stock offered by this prospectus are not being offered in any jurisdiction where the offer or sale of such common stock is not permitted. You should not assume that the information contained in, or incorporated by reference into, this prospectus is accurate as of any date other than the date of this prospectus or, in the case of the documents incorporated by reference, the date of such documents, regardless of the date of delivery of this prospectus or any sale of the common stock offered by this prospectus. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

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PROSPECTUS SUMMARY
This summary highlights selected information appearing elsewhere in this prospectus or incorporated by reference in this prospectus and does not contain all of the information that may be important to you or that you should consider before investing in our common stock. This prospectus includes or incorporates by reference information about the common stock being offered by the selling stockholder, as well as information regarding our business and industry and detailed financial data. Before making an investment decision, you should read this prospectus and the information incorporated by reference herein in their entirety, including “Risk Factors” beginning on page 8 of this prospectus.
About Galena
Galena Biopharma, Inc. (“we,” “us,” “our,” “Galena” or the “company”) is a biopharmaceutical company focused on developing and commercializing innovative, targeted treatments that address major unmet medical needs to advance cancer care.
Our strategy is to build value for patients and shareholders by:

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Completing the pivotal Phase 3 randomized, multicenter PRESENT (Prevention of Recurrence in Early-Stage, Node-Positive Breast Cancer with Low-to-Intermediate HER2 Expression with NeuVax Treatment) study of our lead product candidate, NeuVax™ (nelipepimut-S) in 700 patients under a U.S. Food and Drug Administration (FDA)-approved Special Protocol Assessment (SPA);

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Supporting our investigators with completion of the Phase 2b randomized, multicenter, investigator-sponsored clinical trial in 300 HER2 1+ and 2+ breast cancer patients to study NeuVax in combination with Herceptin® (trastuzumab; Genentech/Roche);

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Supporting our investigators with initiation and completion of the Phase 2 randomized, multicenter, investigator-sponsored trial to study NeuVax in combination with Herceptin in high-risk HER2 3+ breast cancer patients who have received neoadjuvant therapy;

•	Supporting our partner, Dr. Reddy’s Laboratories' initiation and completion of the Phase 2 gastric cancer trial with NeuVax in India;

•	Completing the Phase 2 clinical trial of GALE-301 (folate binding protein (FBP)) cancer immunotherapy in ovarian and endometrial cancer;

•	Completing a Phase 2 clinical trial with GALE-401 (anagrelide controlled release (CR)) in patients with myeloproliferative neoplasms, including essential thrombocythemia (ET);

•	Achieving revenue goals for Abstral® (fentanyl) sublingual tablets, for which we acquired the U.S. rights in March 2013 and launched in the fourth quarter of 2013;

•	Launching Zuplenz® (ondansetron) Oral Soluble Film in the U.S. during the first quarter of 2015; and

•	Pursuing strategic alliances and acquisitions of other therapeutic products to complement our existing product pipeline and commercialization capabilities.

The chart below summarizes the current status of our commercial and development programs:
Developing Novel Cancer Immunotherapies
We are developing peptide vaccine (off-the-shelf) cancer immunotherapies, which address major patient populations of cancer survivors to prevent recurrence of their cancers. These therapies work by harnessing the patient’s own immune system to seek out and attack any residual cancer cells. Using peptide immunogens has many clinical advantages, including an excellent safety profile, as these drugs lack the toxicities typical of most cancer therapies. They also evoke long-lasting protection through immune system activation and convenient mode of delivery.
NeuVax™ (nelipepimut-S)
NeuVax™ (nelipepimut-S), our lead cancer immunotherapy, is being developed for the prevention of cancer recurrence in HER2 expressing cancers. NeuVax is the immunodominant nonapeptide derived from the extracellular domain of the HER2 protein, a well-established target for therapeutic intervention in breast and gastric carcinomas. The NeuVax vaccine, nelipepimut-S peptide, is combined with the immune adjuvant, recombinant human granulocyte macrophage-colony stimulating factor (rhGM-CSF) for administration. Data has shown that an increased presence of circulating tumor cells (CTCs) predict Disease Free Survival (DFS) and Overall Survival (OS) — suggesting a dormancy of isolated micrometastases, which over time, lead to recurrence. After binding to the HLA A2/A3 molecules on antigen presenting cells, the nelipepimut-S sequence stimulates specific cytotoxic T lymphocyte (CTLs). These activated specific CTLs recognize, neutralize and destroy, through cell lysis, HER2 expressing cancer cells, including occult cancer cells and micrometastatic foci. The nelipepimut immune response can also generate CTLs to other immunogenic peptides through inter- and intra-antigenic epitope spreading.
NeuVax is a targeted cancer immunotherapy for approximately 30,000-40,000 of the 230,000 breast cancer patients annually diagnosed in the US who are at high risk of their breast cancer recurring, which we refer to as “disease recurrence,” after achieving "no evidence of disease" (NED) status (or becoming a “survivor”) with standard therapy (surgery, chemotherapy, radiation). These high-risk patients have a particular molecular signature and disease status: HER2 IHC 1+/2+ (oncoprotein associated with aggressive tumor growth), node positive (disease present in the axillary lymph nodes prior to surgery), and HLA A2/A3 (human leukocyte antigen from A2/A3 patients who have the same loci of genes who which represents 65% of population). Up to 25% of resectable node-positive breast cancer patients, having no radiographic evidence of disease following surgery and adjuvant chemo/radiation therapy, still relapse within three years following diagnosis. These cancer patients presumably still had isolated, undetected tumor cells also known as circulating tumor cells which, over time, led to a recurrence of cancer, either in the breast area (local recurrence) or at a remote location (metastatic disease).

We currently have four ongoing or planned trials with NeuVax:

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Phase 3 Ongoing: Based on our Phase 2 trial, which achieved its primary endpoint of DFS, the U.S. Food and Drug Administration (FDA) granted NeuVax a Special Protocol Assessment (SPA) for its Phase 3 PRESENT (Prevention of Recurrence in Early- Stage, Node-Positive Breast Cancer with Low to Intermediate HER2 Expression with NeuVax Treatment) study. The multinational, multicenter PRESENT trial is ongoing in North America, Western and Eastern Europe, and Israel. Additional information on the study can be found at www.neuvax.com.

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Phase 2b Ongoing: A randomized, multicenter, investigator-sponsored, 300 patient Phase 2b clinical trial is enrolling node-positive and node-negative breast cancer patients to study NeuVax in combination with Herceptin (trastuzumab; Genentech/Roche).

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Phase 2 Planned: In addition, in January 2014, we partnered NeuVax with Dr. Reddy’s in India for the commercialization of NeuVax in that region. Per the agreement, Dr. Reddy’s is responsible for running a Phase 2 gastric cancer trial of NeuVax in India that is expected to initiated in the first half of 2015.

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Phase 2 Planned: An investigator-sponsored trial will study NeuVax in combination with Herceptin (trastuzumab; Genentech/Roche) in HER2 3+ breast cancer patients. The protocol for the multi-center, prospective, randomized, single-blinded Phase 2 trial is being finalized and is expected to enroll approximately 100 patients with a diagnosis of HER2 3+, beginning in the fourth quarter of 2014. Funding for this trial was awarded through the Congressionally Directed Medical Research Program (CDMRP), funded through the Department of Defense (DoD), via annual Congressional legislation known as the Defense Appropriations Act. The grant was a Breast Cancer Research Program (BCRP) Breakthrough Award.

Breast Cancer: According to the National Cancer Institute, over 230,000 women in the U.S. are diagnosed with breast cancer annually. While improved diagnostics and targeted therapies have decreased breast cancer mortality in the United States, metastatic breast cancer remains incurable. Approximately 75% of breast cancer patients have tissue test positive for some increased amount of the HER2 receptor, which is associated with disease progression and decreased survival. Only approximately 20% to 30% of all breast cancer patients — those with HER2 IHC 3+ disease — have an approved treatment option available. This leaves the majority of breast cancer patients with low-to-intermediate HER2 IHC 1+/2+ ineligible for therapy and without an effective treatment option to prevent cancer recurrence.
Gastric Cancer: Gastric cancer (also known as stomach cancer) is a disease in which the cells forming the inner lining of the stomach become abnormal and start to divide uncontrollably, forming a cancerous tumor mass. Cancer can develop in any of the five sections of the stomach. Symptoms and outcomes of the disease will vary depending on the location of the cancer. Stomach cancer is one of the leading causes of cancer deaths in several areas of the world, most notably Japan and other Asian countries. Annually, almost one million people will be diagnosed worldwide with stomach cancer and over 800,000 will die from the disease. More than 95% of stomach cancers are caused by adenocarcinomas, malignant cancers that originate in glandular tissues. Overexpression of the HER2 receptor occurs in approximately 20% of gastric and gastro-esophageal junction adenocarcinomas, predominantly those of the intestinal type. Overall, only approximately 20% of patients with stomach cancer live at least five years following diagnosis and new adjuvant treatments are needed to prevent disease recurrence.
GALE-301 (folate binding protein (FBP))
Our second immunotherapy product candidate is GALE-301, or Folate Binding Protein (FBP). GALE-301 is derived from a protein that is over-expressed (20-80 fold) in more than 90% of ovarian and endometrial cancers. GALE-301 is highly immunogenic and can stimulate CTLs to recognize and destroy FBP-expressing cancer cells. The FBP vaccine consists of the FBP peptide(s) combined with recombinant human granulocyte macrophage-colony stimulating factor (rhGM-CSF). GALE-301 is currently in a Phase 2 trial in ovarian cancer.
Ovarian and Endometrial Cancer: Ovarian cancer occurs in more than 22,000 patients per year in the U.S. and is the most lethal gynecologic cancer. Despite the incidence of ovarian cancer being only approximately 20% of that of breast cancer, the number of patients who die from ovarian cancer is nearly 50% of that of breast cancer. Due to the lack of specific symptoms, the majority of ovarian cancer patients are diagnosed at later stages of the disease. These patients have their tumors routinely surgically debulked to minimal residual disease, and then are treated with platinum- and/or taxane-based chemotherapy. While most patients respond to this treatment regimen and become clinically free-of-disease, the majority of these patients will relapse, and once the disease recurs, the treatment options and successes drop dramatically. Endometrial cancer is the most common gynecologic cancer and occurs in more than 46,000 women with more than 8,000 deaths in the U.S. annually. There are two basic types of endometrial cancer: endometrioid and papillary serous. The latter has a much more aggressive clinical course and the majority of these patients will die of this form of the disease.

Building the Breadth, Depth and Pace of our Pipeline
Hematology - GALE-401 (anagrelide CR)
On January 13, 2014, we announced the acquisition of the worldwide rights to anagrelide controlled release (CR) formulation, which we renamed GALE-401, through our acquisition of Mills Pharmaceuticals, LLC. GALE-401 contains the active ingredient anagrelide, an FDA-approved product, which has been in use since the late 1990s for the treatment of essential thrombocythemia (ET). However, adverse events, such as nausea, diarrhea, abdominal pain, palpitations, tachycardia, and headache are associated with the currently available IR version of anagrelide, and, based on existing data, we believe it to be dose and plasma concentration dependent. Therefore, reducing the maximum concentration (Cmax) is hypothesized to reduce the side effects, but preserve efficacy. In Phase 1 clinical studies, GALE-401 has been shown to significantly reduce the Cmax of anagrelide following oral administration. Thus, GALE-401 may reduce the peak plasma exposure to lessen the adverse events while maintaining therapeutic levels for platelet inhibition.
Multiple Phase 1 studies in approximately 90 healthy subjects have shown GALE-401 has a favorable pharmacokinetic profile (i.e. reduced Cmax) and appears to be well tolerated at the doses administered and to be capable of reducing platelet levels. Based on a regulatory meeting with the FDA, Galena believes a 505(b)(2) regulatory filing is an acceptable pathway for approval of GALE-401, with the reference drug Agrylin (anagrelide; Shire Pharmaceuticals). The Phase 1 program has provided the desired PK/PD (pharmacokinetic/pharmacodynamic) profile to enable the Phase 2 initiation in 2014. Based on discussions with the FDA, we believe that only a single Phase 3 trial would be adequate for approval.
Essential Thrombocythemia (ET): ET is an acquired disease of the bone marrow, characterized by highly elevated platelet counts, and is associated with vascular complications including increased risk of thrombosis and bleeding events such as heart attack and stroke. We believe ET has a prevalence in the U.S. of approximately 80,000-100,000 and an annual incidence rate of about 8,000 new diagnoses each year, with similar rates in Europe. Initially, many patients are asymptomatic so the disease goes undiagnosed, but with increased standard blood testing, the diagnoses are increasing as well. Currently, about 75% of diagnosed patients receive therapeutic treatment which highlights the importance of developing better tolerated drugs to this chronically treated, high risk orphan disease patient population.

Establishing and Expanding Commercial Capabilities
Abstral (fentanyl) Sublingual Tablets
Our first commercial product, Abstral (fentanyl) Sublingual Tablets, is an important treatment option for inadequately controlled breakthrough cancer pain (BTcP), which affects an estaimted 40-80% of all cancer patients. Abstral is approved by the U.S. Food and Drug Administration (FDA), as a sublingual (under the tongue) tablet for the management of breakthrough pain in patients with cancer, 18 years of age and older, who are already receiving, and who are tolerant to, opioid therapy for their persistent baseline cancer pain. The Abstral formulation delivers the analgesic power and increased bioavailability of micronized fentanyl in a convenient sublingual tablet which is designed to dissolve under the tongue in seconds, provide relief of breakthrough pain within minutes, and match the duration of the pain episode. Abstral is a transmucosal immediate release fentanyl (TIRF) product with product class oversight by the TIRF Risk Evaluation and Mitigation Strategy (REMS) access program. Galena manufactures and markets Abstral in the U.S. only, through its commercial organization.

Zuplenz (ondansetron) Oral Soluble Film

In July 2014 we expanded our commercial portfolio through the exclusive U.S. licensing from MonoSol of our second commercial product, Zuplenz® (ondansetron) Oral Soluble Film, which is approved by the FDA in adult patients for the prevention of highly and moderately emetogenic chemotherapy-induced nausea and vomiting (CINV), radiotherapy-induced nausea and vomiting (RINV), and post-operative nausea and vomiting (PONV) in adult patients. Zuplenz is also approved in pediatric patients for moderately emetogenic CINV. Nausea and vomiting are two of the most common side-effects experienced by post-surgery patients and patients receiving chemotherapy or radiation. It is estimated that up to 90% of chemotherapy and up to 80% of radiotherapy patients will experience CINV and RINV, respectively

Zuplenz utilizes MonoSol’s proprietary PharmFilm® technology, an oral soluble film that dissolves on the tongue in less than thirty seconds. This eliminates the burden of swallowing pills during periods of emesis and in cases of oral irritation, therefore increasing patient adherence and reducing emergency room visits and hospitalization due to a lack of patient compliance or the patient's inability to keep the medication down without vomiting. The active pharmaceutical ingredient in Zuplenz, ondansetron, belongs to a class of medications called serotonin 5-HT3 receptor antagonists and works by blocking the action of serotonin, a natural substance that may cause nausea and vomiting. MonoSol will exclusively manufacture Zuplenz for marketing by Galena in the United States through its expanded commercial organization.

Financial Condition
We had cash and cash equivalents of approximately $39.2 million as of June 30, 2014. We believe that our existing cash and cash equivalents, along with revenue from Abstral sales, should be sufficient to fund our operations until at least June 30, 2015. This projection is based on our current planned operations and revenue expectations and is subject to changes in our plans and uncertainties inherent in our business, and we may need to seek to replenish our existing cash and cash equivalents sooner than we project.
We expect to continue to incur operating losses as we commercialize Abstral and Zuplenz in the U.S. and continue to advance our product candidates through the drug development and regulatory process. We will need to generate significant revenues to achieve profitability and may never do so. In the absence of profits from the commercialization of Abstral and Zuplenz or our product candidates, our potential sources of operational funding are proceeds from the sale of equity and funded research and development payments and payments received under partnership and collaborative agreements.
There is no guarantee that we will generate sufficient revenue from our commercial operations to become profitable or that any debt, additional equity or other funding will be available to us on acceptable terms, or at all. If we fail to generate adequate revenue or obtain additional funding when needed, we would be forced to scale back, or terminate, our operations or to seek to merge with or to be acquired by another company.

Corporate Information
Our principal executive offices are located at 4640 SW Macadam Avenue, Suite 270, Portland, Oregon 97239, and our phone number is (855) 855-4253. Our website address is www.galenabiopharma.com. We do not incorporate the information on our website into this prospectus, and you should not consider such information part of this prospectus.
We were incorporated as Argonaut Pharmaceuticals, Inc. in Delaware on April 3, 2006 and changed our name to RXi Pharmaceuticals Corporation on November 28, 2006. On September 26, 2011, we changed our company name from RXi Pharmaceuticals Corporation to Galena Biopharma, Inc.
The Offering

Common stock offered by the selling stockholder
1,381,215 shares of our common stock issuable in partial payment of the first milestone payment under the license and supply agreement dated as of July 17, 2014 between us and MonoSol Rx, LLC, which we refer to herin as “MonoSol" or the "selling stockholder." See “Plan of Distribution” for a description of the terms of the milestone payment.

Common stock to be outstanding after this offering	122,838,333 shares, without giving effect to any other issuances of common stock subsequent to the date of this prospectus.

Use of proceeds	We will not receive any proceeds from the sale of our common stock by the selling stockholder.

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” on page 8 of this prospectus.

NASDAQ Capital Market listing	Our common stock is listed on The NASDAQ Capital Market under the symbol “GALE.”
The number of shares of common stock shown above to be outstanding after this offering is based on 121,457,118 shares outstanding as of September 30, 2014 and excludes as of that date the following:

•	8,994,116 shares of our common stock subject to outstanding options having a weighted-average exercise price of $3.34 per share;

•	2,484,149 shares of our common stock reserved for issuance in connection with future awards under our 2007 stock incentive plan;

•	641,859 shares of our common stock reserved for sale under our employee stock purchase plan; and

•	8,539,565 shares of our common stock subject to outstanding warrants having a weighted-average exercise price of $2.25 per share.

NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the other documents we have filed with the SEC that are incorporated herein by reference contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of financing needs, revenue, expenses, earnings or losses from operations, or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning product research, development and commercialization plans and timelines; any statements regarding safety and efficacy of product candidates; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements and risk factors set forth under “Risk Factors” and elsewhere in this prospectus and set forth in our Form 10-K for the year ended December 31, 2013 and subsequent Quarterly Reports on Form 10‑Q filed with the SEC. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” in this prospectus for information on how to access or obtain our reports filed with the SEC. In addition, forward-looking statements may contain the words “believe,” “anticipate,” “expect,” “estimate,” “intend,” “plan,” “project,” “will be,” “will continue,” “will result,” “seek,” “could,” “may,” “might,” or any variations of such words or other words with similar meanings.
Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this prospectus and the documents that we reference in this prospectus with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements contained in this prospectus and any supplements to this prospectus, whether as a result of new information, future events or otherwise.

RISK FACTORS
Investing in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the risks relating to ownership of our common stock and to this offering described below, together with the information under “Risk Factors” in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and the other information incorporated by reference in this prospectus. Some of these factors relate principally to our business and the industry in which we operate. Other factors relate principally to your investment in our common stock. If any of these risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially and adversely affected. In such case, you may lose all or part of your investment.
The risks and uncertainties described below and in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10‑Q are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also materially and adversely affect our business and operations.
Risks Related to Our Commercial Program
We initiated our first product launch less than a year ago, and cannot predict its success, or the success of our planned launch of Zuplenz, and we cannot predict if or when we will become profitable.
In October 2013, we initiated the product launch of Abstral sublingual tablets in the United States, and have realized net sales of Abstral since the launch. Despite our launch of Abstral in the United States, we have continued to incur losses and negative cash flow and expect to do so for the foreseeable future.
Our ability to generate sufficient revenues from our products and to transition to profitability and generate positive cash flow will depend on numerous factors described in the “Risk Factors” sections of our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, and we may never achieve profitability or positive cash flow. If we are unable to transition to profitability and generate positive cash flow over time, our business, results of operations and financial condition would be materially and adversely affected, which could result in our inability to continue operations.
Because of the numerous risks and uncertainties associated with our commercialization efforts, even if we do achieve significant revenues from our products, or become profitable, we may not be able to sustain or increase our revenues or maintain profitability on an ongoing basis.
We are dependent upon the commercial success of Abstral and Zuplenz to generate revenue.
Although we are in the process of testing and developing other drug candidates and may seek to acquire rights in other approved drugs, we anticipate that our ability to generate revenues and to become profitable in the foreseeable future will depend upon the commercial success of our only approved products, Abstral and Zuplenz. In addition to the other risks discussed in the “Risk Factors - Risks Related to Our Commercial Program” sections of our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, our ability to generate future revenues from the sale of our products will depend on a number of factors, including, but not limited to:

•	achievement of market acceptance and coverage by third-party payors for Abstral and Zuplenz;

•	the effectiveness of our efforts in marketing and selling Abstral and rebranding, marketing and selling Zuplenz;

•	our ability to effectively work with physicians to ensure that patients are treated to effective doses of Abstral and Zuplenz;

•	our ability to comply with regulatory requirements;

•	our contract manufacturers’ ability to successfully manufacture commercial quantities of Abstral and Zuplenz at acceptable cost levels and in compliance with regulatory requirements;

•	our ability to maintain a cost-efficient commercial organization; and

•	our ability to successfully maintain intellectual property protection for Abstral and Zuplenz.

In this regard, in August 2014, Express Scripts Inc. (“ESI”), a major pharmacy benefits manager, made public its formulary exclusion list, which included Abstral and several of the most significant competing products, including the leading branded product in the market. The exclusion means that, effective on January 1, 2015, ESI will no longer purchase these excluded products. Based on our preliminary assessment, we do not believe this formulary change will have a material, adverse effect on our Abstral customer base. It is possible, however, that other pharmacy benefits managers or third-party payors will follow ESI’s action with similar actions of their own and that the actual impact on our business will differ, perhaps significantly, from our preliminary assessment.

There is no assurance that Zuplenz will achieve market acceptance.
On July 17, 2014, we entered into a license and supply agreement with MonoSol under which we acquired the exclusive license to commercialize Zuplenz® Oral Soluble Film in the U.S. Zuplenz was approved in 2010 by the FDA in adult patients for the prevention of highly and moderately emetogenic chemotherapy-induced nausea and vomiting (CINV), radiotherapy-induced nausea and vomiting (RINV), and post-operative nausea and vomiting (PONV). Zuplenz also is approved in pediatric patients for moderately emetogenic CINV. In December 2012, Vestiq Pharmaceuticals, LLC, or “Vestiq,” began marketing and distributing Zuplenz under an exclusive license from MonoSol, and in May 2014, the parent company of Vestiq initiated liquidation proceedings under Chapter 7 of the U.S. Bankruptcy Code. We acquired our exclusive U.S. rights to Zuplenz from MonoSol as part of the Bankruptcy Court-approved plan of liquidation of Vestiq’s parent company. Under the terms of the license agreement, we assumed responsibility for the commercialization of Zuplenz and for all regulatory and reporting matters in the U.S. We also agreed in the license and supply agreement to use our best commercial efforts to begin commercializing Zuplenz in the U.S. on or before December 31, 2014 in accordance with a joint commercialization plan to be established by us and MonoSol. We also agreed that, until net sales of Zuplenz exceed a specified minimum amount or a competing product has been approved by the FDA and is entered the market for sale, we will maintain a specified minimum number of field sales force personnel on specified terms. There is no assurance that we will be successful in re-launching Zuplenz in the United States.
As with Abstral, the commercial success of Zuplenz will depend upon the acceptance of that product by physicians, patients, healthcare payors and the medical community. Coverage and reimbursement for that product by third-party payors is also necessary for commercial success. The degree of market acceptance of Zuplenz will depend on a number of factors, including:

•	our ability to communicate acceptable evidence of safety and efficacy;

•	acceptance by physicians and patients of the product as a safe and effective treatment;

•	the relative convenience and ease of administration;

•	the prevalence and severity of adverse side effects;

•	limitations or warnings contained in Zuplenz’s FDA-approved labeling;

•	the clinical indications for which Zuplenz is approved;

•	availability and perceived advantages of alternative treatments;

•	the effectiveness of our current or future collaborators’ sales, marketing and distribution strategies;

•	pricing and cost effectiveness;

•	our ability to obtain and maintain sufficient third-party payor coverage and reimbursement;

•	the effectiveness of our patient assistance efforts; and

•	our ability to maintain compliance with regulatory requirements.

Our efforts to educate the medical community and third-party payors on the benefits of Zuplenz and gain broad market acceptance may require significant resources, and we may never be successful.
We will be dependent upon MonoSol for the commercial supply of Zuplenz.
Under our license and supply agreement with MonoSol, MonoSol and its affiliates and designees have the exclusive right to supply all of our requirements for Zuplenz, subject to certain conditions. Our ability to commercialize Zuplenz will depend, in part, on the ability of MonoSol and any of its affiliates or designee to successfully manufacture Zuplenz at competitive costs, in accordance with regulatory requirements and in sufficient quantities for commercialization. To the extent they fail to do so and we experience a supply “interruption” or “outage,” we will be entitled under the license and supply agreement to arrange for alternative sources of supply, but there currently is no readily available alternative source of supply. In the event we were to have to arrange for alternate sources of supply of Zuplenz, we could experience delays or substantial additional costs in doing so, and our ability to successfully commercialize Zuplenz could be materially adversely affected.
We face intense competition, including from generic products, and if our competitors market or develop alternative treatments that are demonstrated to be safer or more effective than our products, our commercial opportunities will be reduced or eliminated.
The pharmaceutical industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on developing proprietary therapeutics. We face competition from a number of sources, some of which may target the same indications as our products, such as pharmaceutical companies, including generic drug companies, biotechnology companies, drug delivery companies and academic and research institutions, many of which have greater financial resources, marketing capabilities, including well-established sales forces, manufacturing capabilities, research and development capabilities, experience in obtaining regulatory approvals for product candidates and other resources than we have.

If Abstral does not achieve market acceptance or coverage by third-party payors, the revenues that we generate from that product will be limited.
The commercial success of Abstral will depend upon the acceptance of that product by physicians, patients, healthcare payors and the medical community. Coverage and reimbursement for that product by third-party payors is also necessary for commercial success. The degree of market acceptance of Abstral will depend on a number of factors, including:

•	our ability to communicate acceptable evidence of safety and efficacy;

•	acceptance by physicians and patients of the product as a safe and effective treatment;

•	the relative convenience and ease of administration;

•	the prevalence and severity of adverse side effects;

•	limitations or warnings contained in Abstral’s FDA-approved labeling;

•	the clinical indications for which Abstral is approved;

•	availability and perceived advantages of alternative treatments;

•	any negative publicity related to Abstral or our competitors’ products;

•	the effectiveness of our or any current or future collaborators’ sales, marketing and distribution strategies;

•	pricing and cost effectiveness;

•	our ability to obtain sufficient third-party payor coverage and reimbursement;

•	the effectiveness of our patient assistance efforts; and

•	our ability to maintain compliance with regulatory requirements.

For example, while we believe that our sublingual delivery method for Abstral will appeal to patients, some patients may believe that an under the tongue delivery method is ineffective or may otherwise react unfavorably to sublingual delivery. In accordance with the risk evaluation mitigation strategy (REMS) protocol for all transmucosal immediate-release fentanyl (TIRF) products, physicians are advised to begin patients at the lowest dose available for the applicable TIRF product, which for Abstral is 100 mcg. If patients do not experience pain relief at initial low-dose prescriptions of Abstral, it or its physicians may conclude that Abstral is ineffective in general and may discontinue use of Abstral before titrating to an effective dose. In addition, many third-party payors require usage and failure on cheaper generic versions of fentanyl prior to providing reimbursement for Abstral, which would limit Abstral’s use as a first-line treatment option.
Products used to treat and manage pain, especially in the case of controlled substances, are from time to time subject to negative publicity, including negative publicity relating to illegal use, overdoses, abuse, diversion, serious injury and death. These events have led to heightened regulatory scrutiny. Controlled substances are classified by the U.S. Drug Enforcement Administration (the “DEA”) as Schedule I through V substances, with Schedule I substances being prohibited for sale in the United States, Schedule II substances considered to present the highest risk of abuse and Schedule V substances being considered to present the lowest relative risk of abuse. Abstral contains fentanyl, an opioid, and is regulated as a Schedule II controlled substance. Despite the strict regulations on the marketing, distributing, prescribing and dispensing of such substances, illicit use and abuse of controlled substances is well-documented. Thus, the marketing of Abstral may generate public controversy that may adversely affect market acceptance of Abstral.
Our efforts to educate the medical community and third-party payors on the benefits of Abstral and gain broad market acceptance may require significant resources and may never be successful. If Abstral does not achieve an adequate level of acceptance by physicians, third-party payors and patients, we may not generate sufficient revenue from that product to become or remain profitable.
In addition, fentanyl treatments can be costly to third-party payors and patients. Accordingly, hospitals and physicians may resist prescribing Abstral, and third-party payors and patients may not purchase Abstral due to cost.
We are subject, directly or indirectly, to U.S. federal and state health care fraud and abuse and false claims laws and regulations. Prosecutions under such laws have increased in recent years and we may become subject to such litigation. If we are unable to, or have not fully complied with such laws, we could face substantial penalties.
Our Abstral operations are directly, or indirectly through our customers and health care professionals, subject to various U.S. federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, federal False Claims Act, federal Sunshine Act, and federal Foreign Corrupt Practices Act. These laws may impact, among other things, our Abstral sales, and marketing and education programs.
The federal Anti-Kickback Statue prohibits persons from knowingly and willfully soliciting, offering, receiving, or providing renumeration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal health care program such as the Medicare and Medicaid programs. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving renumeration is to induce referrals of federal health care covered business, the statute has been violated. The Anti-Kickback Statue is broad, and despite a series of narrow safe harbors, prohibits many arrangements and practices that are lawful in businesses outside of the health care industry. Penalties for violations of the federal Anti-Kickback Statute include criminal penalties and civil and administrative sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal health care programs. An alleged violation of the Anti-Kickback Statute may be used as a predicate offense to establish liability pursuant to other federal laws and regulations such as a the federal False Claims Act. Many states have also adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for health care items or services reimbursed by any source, not only Medicare and Medicaid programs.
The federal False Claims Act prohibits persons from knowingly filing, or causing to be filed, a false claim to, or the knowing use of false statements to obtain payment from, the federal government. Suits filed under the False Claims Act, known as “qui tam” actions, can be brought by any individual on behalf of the government and such individuals, commonly known as “relators” or “whistleblowers,” may share in any amounts paid by the entity to the government in fines or settlement. The frequency of filing qui tam actions has increased significantly in recent years, causing greater numbers of health care companies to have to defend a False Claim Act action. The federal Patient Protection and Affordable Care Act includes provisions expanding the ability of certain relators to bring actions that would have been dismissed under prior law. When an entity is determined to have violated the federal False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties for each separate false claim. The Deficit Reduction Act of 2005 encouraged states to enact or modify its state false claims act to be at least as effective as the federal False Claims Act by granting states a portion of any federal Medicaid funds recovered through Medicaid-related actions. Most states have enacted state false claims laws, and many of those states included laws including qui tam provisions.
The federal Patient Protection and Affordable Care Act include provisions known as the Physician Payments Sunshine Act, which requires manufacturers of drugs, biologics, devices and medical supplies covered under Medicare and Medicaid to record any transfers of value to physicians and teaching hospitals and to report this data beginning in 2013 to the Centers for Medicare and Medicaid Services for subsequent public disclosures. Manufacturers must also disclose investment interest held by physicians and its family members. Failure to submit the required information may result in civil monetary penalties of up to $1 million per year for knowing violations and may result in liability under other federal laws or regulations. Similar reporting requirements have also been enacted on the state level in the U.S., and an increasing number of countries worldwide either have adopted or are considering similar laws requiring transparency of interactions with health care professionals. In addition, some states such as Massachusetts and Vermont imposed an outright ban on certain gifts to physicians. These laws could affect our Abstral promotional activities by limiting the kinds of interactions we could have with hospitals, physicians or other potential purchasers or users of our system. Both the disclosure laws and gift bans also will impose administrative, cost and compliance burdens on us.
We are unable to predict whether we could become subject to actions under any of these laws, or the impact of such actions. If we are found to be in violation of any of the laws described above and other applicable state and federal fraud and abuse laws, we may be subject to penalties, including civil and criminal penalties, damages, fines, or an administrative action of suspension or exclusion from government health care reimbursement programs and the curtailment or restructuring of our commercial operations.
In addition, to the extent we commence commercial operations overseas, we will be subject to the Foreign Corrupt Practices Act and other countries’ anti-corruption/anti-bribery regimes, such as the U.K. Bribery Act. The Foreign Corrupt Practices Act prohibits improper payments or offers of payments to foreign governments and its officials for the purpose of obtaining or retaining business. Safeguards we implement to discourage improper payments or offers of payments by our employees, consultants, sales agents or distributors may be ineffective, and violations of the Foreign Corrupt Practices Act and similar laws may result in severe criminal or civil sanctions, or other liabilities or proceedings against us, any of which would likely harm our reputation, business, financial conditions and results of operations.
We have no internal manufacturing capabilities; we rely instead on third parties for the commercial supply of Abstral, and if we fail to maintain our supply and manufacturing relationships with these third parties or develop new relationships with other third parties, we may be unable to continue to commercialize Abstral.
We rely on third parties for the commercial supply of Abstral. Our ability to commercially supply Abstral will depend, in part, on our ability to successfully obtain fentanyl, the active pharmaceutical ingredient (“API”) for Abstral, and outsource most, if not all, of the aspects of its manufacture at competitive costs, in accordance with regulatory requirements and in sufficient quantities for commercialization. If we fail to maintain supply relationships with these third parties, we may be unable to continue to commercialize Abstral.
We will purchase the fentanyl API utilized in connection with Abstral from third parties. Our ability to obtain fentanyl API in sufficient quantities and quality, and on a timely basis, is critical to our commercialization of Abstral. There is no assurance that these suppliers will produce the materials in the quantities and quality and at the times it are needed, if at all.

The manufacture of pharmaceutical products generally requires significant expertise and capital investment, often including the development of advanced manufacturing techniques and process controls. Manufacturers of pharmaceutical products often encounter difficulties in production, particularly in scaling up and validating initial production. These problems can include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Additionally, our manufacturers may experience difficulties due to resource constraints, labor disputes, unstable political environments or natural disasters. If our manufacturers were to encounter any of these difficulties, or otherwise fail to comply with its contractual obligations for any reason, our ability to commercially supply Abstral could be jeopardized. Any delay or interruption in our ability to commercially supply Abstral will result in the loss of potential revenues and could adversely affect the market’s acceptance of that product.
Manufacturers and suppliers are subject to regulatory requirements including current Good Manufacturing Practices (“cGMPs”), which cover, among other things, manufacturing, testing, quality control and recordkeeping relating to Abstral, and are subject to ongoing inspections by the FDA, the Drug Enforcement Agency (DEA) and other regulatory agencies. If any of our third-party manufacturers cannot successfully manufacture product that conforms to our specifications and the applicable regulatory authorities’ strict regulatory requirements, it will not be able to secure or maintain regulatory approval for the manufacturing facilities. In addition, we have no control over the ability of third-party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or any other applicable regulatory authorities do not approve these facilities for the manufacture of Abstral or if it withdraw any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to commercially supply Abstral.
We face intense competition, including from generic products, and if our competitors market or develop alternative treatments that are demonstrated to be safer or more effective than Abstral, our commercial opportunities will be reduced or eliminated.
The pharmaceutical industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on developing proprietary therapeutics. We face competition from a number of sources, some of which may target the same indications as Abstral, such as pharmaceutical companies, including generic drug companies, biotechnology companies, drug delivery companies and academic and research institutions, many of which have greater financial resources, marketing capabilities, including well-established sales forces, manufacturing capabilities, research and development capabilities, experience in obtaining regulatory approvals for product candidates and other resources than we have.
Abstral competes against numerous branded and generic products already being marketed and potentially those which are or will be in development. Many of these competitive products are offered in the United States by large, well-capitalized companies. In the breakthrough cancer pain (“BTcP”) market, physicians often treat BTcP with a variety of short-acting opioid medications, including morphine, morphine and codeine derivatives and fentanyl. Some currently marketed products against which we directly compete include Teva Pharmaceutical Industries Ltd.’s Fentora and Actiq, Insys’s Subsys, Archimedes Pharma Ltd.’s Lazanda and BioDelivery Sciences International, Inc.’s Onsolis. Some generic fentanyl products against which Abstral competes are marketed by Mallinckrodt, Inc., Par Pharmaceutical Companies, Inc. and Actavis, Inc. In addition, we are aware of numerous companies developing other treatments and technologies for rapid delivery of opioids to treat BTcP, including transmucosal, transdermal, nasal spray, and inhaled sublingual delivery systems. If these treatments and technologies are successfully developed and approved, it could represent significant additional competition to Abstral. We will also face competition from third parties in obtaining allotments of fentanyl under applicable DEA annual quotas and in recruiting and retaining qualified personnel.
If we are unable to achieve and maintain adequate levels of coverage and reimbursement for Abstral, on reasonable pricing terms, its commercial success may be severely hindered.
Successful sales of Abstral depend on the availability of adequate coverage and reimbursement from third-party payors. Patients who are prescribed medicine for the treatment of its conditions generally rely on third-party payors to reimburse all or part of the costs associated with its prescription drugs. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new drug products when more established or lower cost therapeutic alternatives are already available or subsequently become available. The reimbursement payment rates for Abstral might not be adequate or may require co-payments that patients find unacceptably high. Patients are unlikely to use Abstral unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of Abstral.
In addition, the market for Abstral depends significantly on access to third-party payors’ drug formularies, or lists of medications for which third-party payors provide coverage and reimbursement. The industry competition to be included in such formularies often leads to downward pricing pressures on pharmaceutical companies. Also, third-party payors may refuse to include a particular branded drug in its formularies or otherwise restrict patient access to a branded drug when a less costly generic equivalent or other alternative is available. For example, many third-party payors require usage and failure on cheaper generic versions of rapid acting fentanyl prior to providing reimbursement for Abstral and other branded TIRF products, which limits Abstral’s use as a first-line treatment option.
Third-party payors, whether governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In addition, in the United States, no uniform policy of coverage and reimbursement for drug products exists among third-party payors. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of Abstral to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.
Further, we believe that future coverage and reimbursement will likely be subject to increased restrictions in the United States. Third-party coverage and reimbursement for Abstral may cease to be available or adequate in the United States, which could have a material adverse effect on our business, results of operations, financial condition and prospects.
We anticipate that the majority of our sales of Abstral will be to wholesale pharmaceutical distributors who, in turn, will sell the products to pharmacies, hospitals and other customers. The loss by us of any of these wholesale pharmaceutical distributors’ accounts or a material reduction in its purchases could have a material adverse effect on our business, results of operations, financial condition and prospects.
In addition, these wholesale customers comprise a significant part of the distribution network for pharmaceutical products in the United States. This distribution network has undergone, and may continue to undergo, significant consolidation marked by mergers and acquisitions. As a result, a small number of large wholesale distributors control a significant share of the market. Consolidation of drug wholesalers has increased, and may continue to increase, competitive and pricing pressures on pharmaceutical products. We cannot assure you that we can manage these pricing pressures or that wholesaler purchases will not fluctuate unexpectedly from period to period.
Our sales of Abstral can be greatly affected by the inventory levels our wholesalers carry. We will monitor wholesaler inventory of Abstral using a combination of methods. However, our estimates of wholesaler inventories may differ significantly from actual inventory levels. Significant differences between actual and estimated inventory levels may result in excessive production (requiring us to hold substantial quantities of unsold inventory), inadequate supplies of products in distribution channels, insufficient product available at the retail level, and unexpected increases or decreases in orders from our wholesalers. These changes may cause our revenues to fluctuate significantly from quarter to quarter, and in some cases may cause our operating results for a particular quarter to be below our expectations or the expectations of securities analysts or investors. In addition, at times, wholesaler purchases may exceed customer demand, resulting in reduced wholesaler purchases in later quarters, which may result in substantial fluctuations in our results of operations from period to period. If our financial results are below expectations for a particular period, the market price of our common stock may drop significantly.
We rely on third parties to perform many necessary services for Abstral, including services related to distribution, invoicing, storage and transportation.
We have retained third-party service providers to perform a variety of functions related to the sale and distribution of Abstral, key aspects of which will be out of our direct control. For example, we rely on third parties to provide logistics, warehousing and inventory management, distribution, contract administration and chargeback processing, accounts receivable management, patient assistance program management, and call center management and, as a result, most of our Abstral inventory may be stored at warehouses maintained by the service providers. If these third-party service providers fail to comply with applicable laws and regulations, fail to meet expected deadlines, or otherwise do not carry out its contractual duties to us, or encounter physical damage or natural disaster at its facilities, our ability to deliver Abstral to meet commercial demand would be significantly impaired. In addition, we expect to utilize third parties to perform various other services for us relating to sample accountability and regulatory monitoring, including adverse event reporting, safety database management and other product maintenance services. If the quality or accuracy of the data maintained by these service providers is insufficient, our ability to continue to market Abstral could be jeopardized or we could be subject to regulatory sanctions. We do not currently have the internal capacity to perform these important commercial functions, and we may not be able to maintain commercial arrangements for these services on reasonable terms.
We may need to increase the size and complexity of our organization in the future, and we may experience difficulties in managing our growth and executing our growth strategy.
Our management and personnel, systems and facilities currently in place may not be adequate to support our business plan and future growth. The effective management of our commercial program requires that we:

•	continue to improve our operational, financial, management and regulatory compliance controls and reporting systems and procedures;

•	attract and retain sufficient numbers of talented employees;

•	manage our commercialization activities in a cost-effective manner; and

•	carry out our contractual obligations to contractors and other third parties.

In addition, historically, we have utilized and continue to utilize the services of part-time outside consultants to perform a number of tasks for us, including tasks related to accounting and finance, compliance programs, clinical trial management, regulatory affairs, formulation development and other drug development functions. Our growth strategy related to Abstral may also entail expanding our use of consultants to implement these and other tasks going forward. Because we rely on consultants for certain functions of our business, we will need to be able to effectively manage these consultants to ensure that they successfully carry out this contractual obligations and meet expected deadlines. There can be no assurance that we will be able to manage our existing consultants or find other competent outside consultants, as needed, on economically reasonable terms, or at all. If we are not able to effectively expand our organization by either hiring new employees and expanding our use of consultants, or both, we may be unable to successfully implement the tasks necessary to effectively execute on our Abstral-related development and commercialization activities and, accordingly, may not achieve our goals.
We face potential product liability exposure relating to Abstral and, if successful claims are brought against us, we may incur substantial liability if our insurance coverage for those claims is inadequate.
The commercial sale of Abstral or other products we succeed in commercializing exposes us to possible product liability claims. This risk exists even if a product is approved for commercial sale by the FDA and manufactured in facilities licensed and regulated by the FDA, such as the case with Abstral. Abstral is designed to affect important bodily functions and processes. Any side effects, manufacturing defects, misuse or abuse associated with Abstral could result in injury to a patient or even death. For example, because Abstral is designed to be self-administered by patients, it is possible that a patient could fail to follow instructions and as a result apply a dose in a manner that results in injury. In addition, Abstral is an opioid pain reliever that contains fentanyl, which is regulated as a “controlled substance” under the Controlled Substances Act of 1970 (the “CSA”) and could result in harm to patients relating to its potential for abuse. In addition, a liability claim may be brought against us even if Abstral merely appears to have caused an injury. Product liability claims may be brought against us by consumers, health care providers, pharmaceutical companies or others selling or otherwise coming into contact with Abstral. If we cannot successfully defend ourselves against product liability claims we will incur substantial liabilities. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	decreased demand for Abstral;

•	impairment of our business reputation;

•	product recall or withdrawal from the market;

•	costs of related litigation;

•	distraction of management’s attention from our primary business;

•	substantial monetary awards to patients or other claimants; or

•	loss of revenues.

We have obtained product liability insurance coverage for commercial product sales with a $5 million per occurrence and a $5 million annual aggregate coverage limit. We also carry excess product liability insurance coverage for commercial product sales with an additional $5 million per occurrence and an additional $5 million annual aggregate coverage limit. Our insurance coverage may not be sufficient to cover all of our product liability related expenses or losses and may not cover us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and, in the future, we may not be able to maintain insurance coverage at a reasonable cost, in sufficient amounts or upon adequate terms to protect us against losses due to product liability. If we determine that it is prudent to increase our product liability coverage based on sales of Abstral, we may be unable to obtain this increased product liability insurance on commercially reasonable terms or at all. Large judgments have been awarded in class action or individual lawsuits based on drugs that had unanticipated side effects, including side effects that are less severe than those of Abstral. A successful product liability claim or series of claims brought against us could cause our stock price to decline and, if judgments exceed our insurance coverage, could decrease our cash and have a material adverse effect our business, results of operations, financial condition and prospects.
Our business involves the use of hazardous materials and we and our third-party manufacturers and suppliers must comply with environmental laws and regulations, which can be expensive and restrict how we do business.
Our third-party manufacturers’ and suppliers’ activities involve the controlled storage, use and disposal of hazardous materials, including the components of Abstral. We and our manufacturers and suppliers are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. In some cases, these hazardous materials and various wastes resulting from its use will be stored at our and our manufacturers’ facilities pending use and disposal. We cannot completely eliminate the risk of contamination, which could cause an interruption of our Abstral commercialization efforts, injury to our employees and others, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we expect that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials will generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this will be the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources. We do not currently carry biological or hazardous waste insurance coverage and our property and casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination.
Abstral is subject to ongoing and continued regulatory review, which may result in significant expense and adversely affect our commercialization of Abstral.
Even after U.S. regulatory approval for a product such as Abstral, the FDA may still impose significant restrictions on the approved indicated uses for which the product may be marketed or on the conditions of approval. For example, a product’s approval may contain requirements for potentially costly post-approval studies and surveillance, including Phase 4 clinical trials, to monitor the safety and efficacy of the product. We will also be subject to ongoing FDA obligations and continued regulatory review with respect to the manufacturing, processing, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for Abstral. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs, good clinical practices and good laboratory practices.
In the case of Abstral, we and our contract manufacturers are also subject to ongoing DEA regulatory obligations, including, among other things, annual registration renewal, security, recordkeeping, theft and loss reporting, periodic inspection and annual quota allotments for the raw material for commercial production of Abstral. In addition, manufacturers of drug products and its facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP regulations. If we or a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where, or processes by which, the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturer or us, including requiring product recall, notice to physicians, withdrawal of the product from the market or suspension of manufacturing.
If we, Abstral or the manufacturing facilities for Abstral fail to comply with applicable regulatory requirements, a regulatory agency may:

•	impose restrictions on the marketing or manufacturing of Abstral, suspend or withdraw product approvals or revoke necessary licenses;

•	issue warning letters, show cause notices or untitled letters describing alleged violations, which may be publicly available;

•	commence criminal investigations and prosecutions;

•	impose injunctions, suspensions or revocations of necessary approvals or other licenses;

•	impose fines or other civil or criminal penalties;

•	deny or reduce quota allotments for the raw material for commercial production of Astral;

•	suspend or impose restrictions on operations, including costly new manufacturing requirements; or

•	seize Abstral or require us to initiate a product recall.

In addition, our product labeling, advertising and promotion are subject to regulatory requirements and continuing regulatory review. The FDA strictly regulates the promotional claims that may be made about prescription drug products. In particular, a drug product may not be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling, although the FDA does not regulate the prescribing practices of physicians. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including substantial monetary penalties and criminal prosecution.
The FDA’s regulations, policies or guidance may change and new or additional statutes or government regulations may be enacted that could further restrict or regulate post-approval activities relating to Abstral. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action. If we are not able to achieve and maintain regulatory compliance, we may not be permitted to market Abstral, which would adversely affect our ability to generate revenue and achieve or maintain profitability.
Abstral may cause undesirable side effects or have other unexpected properties that could result in post-approval regulatory action.
If we or others identify undesirable side effects, or other previously unknown problems, caused by Abstral or other products with the same or related active ingredients, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw its approval of Abstral;

•	regulatory authorities may require us to recall Abstral;

•	regulatory authorities may require the addition of warnings in the product label or narrowing of the indication in the product label;

•	we may be required to create a Medication Guide outlining the risks of such side effects for distribution to patients;

•	we may be required to change the way Abstral is administered or modify Abstral in some other way;

•	the FDA may require us to conduct additional clinical trials or costly post-marketing testing and surveillance to monitor the safety or efficacy of the product;

•	we could be sued and held liable for harm caused to patients; and

•	our business and results of operations and our reputation may suffer.

Any of the above events resulting from undesirable side effects or other previously unknown problems could prevent us from achieving or maintaining market acceptance of Abstral and could substantially increase the costs of commercializing Abstral.
We are subject to numerous complex regulations and failure to comply with these regulations, or the cost of compliance with these regulations, may harm our business.
The research, testing, development, manufacturing, quality control, approval, labeling, packaging, storage, recordkeeping, promotion, advertising, marketing, distribution, possession and use of Abstral are subject to regulation by numerous governmental authorities in the United States. The FDA regulates drugs under the Federal Food, Drug and Cosmetic Act (the “FDCA”) and implementing regulations. Noncompliance with any applicable regulatory requirements can result in refusal to approve products for marketing, warning letters, product recalls or seizure of products, total or partial suspension of production, prohibitions or limitations on the commercial sale of products or refusal to allow the entering into of federal and state supply contracts, fines, civil penalties and/or criminal prosecution. Additionally, the FDA and comparable governmental authorities have the authority to withdraw product approvals that have been previously granted. Moreover, the regulatory requirements relating to Abstral may change from time to time, and it is impossible to predict what the impact of any such changes may be.
Abstral is a controlled substance as defined in the CSA, which establishes, among other things, certain registration, production quotas, security, recordkeeping, reporting, import, export and other requirements administered by the DEA. The DEA regulates controlled substances as Schedule I, II, III, IV or V substances. Schedule I substances by definition have high potential for abuse, no currently accepted medical use in the United States and lack accepted safety for use under medical supervision, and may not be marketed or sold in the United States. Except for research and industrial purposes, a pharmaceutical product may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest risk of abuse and Schedule V substances the lowest relative risk of abuse among such substances. Fentanyl is listed by the DEA as a Schedule II substance under the CSA.
The manufacture, shipment, storage, sale and use, among other things, of controlled substances that are pharmaceutical products are subject to a high degree of regulation. For example, generally all Schedule II substance prescriptions, such as prescriptions for fentanyl, must be written and signed by a physician, physically presented to a pharmacist and may not be refilled without a new prescription.
The DEA also conducts periodic inspections of certain registered establishments that handle controlled substances. Facilities that conduct research, manufacture, distribute, import or export controlled substances must be registered to perform these activities and have the security, control and inventory mechanisms required by the DEA to prevent drug loss and diversion. Failure to maintain compliance, particularly non-compliance resulting in loss or diversion, can result in regulatory action that could have a material adverse effect on our business, results of operations, financial condition and prospects. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to restrict, suspend or revoke those registrations. In certain circumstances, violations could lead to criminal proceedings.
Individual states also have controlled substances laws. Though state controlled substances laws often mirror federal law, because the states are separate jurisdictions, it may separately schedule Abstral. While some states automatically schedule a drug when the DEA does so, other states schedule drugs through rulemaking or a legislative action. State scheduling may delay the commercial sale of Abstral even though we have federal regulatory approval of Abstral, and adverse scheduling could have a material adverse effect on the commercial attractiveness of Abstral. We or our partners must also obtain separate state registrations, permits or licenses in order to be able to obtain, handle, and distribute Abstral for commercial sale, and failure to meet applicable regulatory requirements could lead to enforcement and sanctions by the states in addition to those from the DEA or otherwise arising under federal law.
Controlled substances are also regulated pursuant to several international drug control treaties. These treaties are enforced by the United Nations Commission on Narcotic Drugs. The United States is a signatory to these treaties and thus must conform its laws and regulations to the international requirements, which generally include licensing, recordkeeping and reporting requirements. Fentanyl is currently classified under the international treaties, and current U.S. controls adequately address international requirements. Any change in the international treaties regarding classification of that product could affect regulation of the substance in the United States.
Annual DEA quotas on the amount of Abstral allowed to be produced in the United States and our specific allocation of fentanyl by the DEA could significantly limit the production or sale of Abstral.
The DEA limits the availability and production of all Schedule II substances through a quota system, which includes a national aggregate quota and individual quotas. Because fentanyl is subject to the DEA’s production and procurement quota scheme, the DEA establishes annually an aggregate quota for how much fentanyl may be produced in total in the United States based on the DEA’s estimate of the quantity needed to meet legitimate scientific and medicinal needs. This limited aggregate amount of fentanyl that the DEA allows to be produced in the United States each year is allocated among individual companies, which must submit applications annually to the DEA for individual production and procurement quotas. The DEA requires substantial evidence and documentation of expected legitimate medical and scientific needs before assigning quotas to manufacturers. The DEA may adjust aggregate production quotas and individual production and procurement quotas from time to time during the year, although the DEA has substantial discretion in whether or not to make such adjustments.
Moreover, we do not know what amounts of fentanyl other companies developing product candidates containing fentanyl may request for future years. The DEA, in assessing factors such as medical need, abuse and diversion potential and other policy considerations, may choose to set the aggregate fentanyl quota lower than the total amount requested by the companies. We are permitted to petition the DEA to increase the annual aggregate quota after it is initially established, but there is no guarantee that the DEA would act favorably upon such a petition. Our production and procurement quota of fentanyl may not be sufficient to meet our commercial demand or clinical development needs. Any delay or refusal by the DEA in establishing the production and/or procurement quota or a reduction in our quota for fentanyl or a failure to increase it over time as we anticipate could delay or stop the commercial sale of Abstral or cause us to fail to achieve our expected operating results, which could have a material adverse effect on our business, results of operations, financial condition and prospects.
Health care reform measures and changes in policies, funding, staffing and leadership at the FDA and other agencies could hinder or prevent the commercial success of Abstral.
In the United States, there have been a number of legislative and regulatory changes to the healthcare system in ways that could affect our future results of operations and the future results of operations of our potential customers. For example, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 established a new Part D prescription drug benefit, which became effective January 1, 2006. Under the prescription drug benefit, Medicare beneficiaries can obtain prescription drug coverage from private sector plans that are permitted to limit the number of prescription drugs that are covered in each therapeutic category and class on its formularies. If Abstral is not widely included on the formularies of these plans, our ability to market Abstral may be adversely affected.
Furthermore, there have been and continue to be a number of initiatives at the federal and state levels that seek to reduce healthcare costs. In March 2010, President Obama signed into law the Patient Protection and Affordable Health Care Act of 2010, as amended by the Health Care and Education Affordability Reconciliation Act of 2010 (jointly, the “PPACA”), which includes measures to significantly change the way health care is financed by both governmental and private insurers. Among the provisions of the PPACA of importance to the pharmaceutical industry are the following:

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an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to its market share in certain government healthcare programs;

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an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program, retroactive to January 1, 2010, to 23% and 13% of the average manufacturer price for most branded and generic drugs, respectively;

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a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during its coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

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expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the Federal Poverty Level, thereby potentially increasing both the volume of sales and manufacturers’ Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

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new requirements to report certain financial arrangements with physicians and teaching hospitals, as defined in the PPACA and its implementing regulations, including reporting any “transfer of value” made or distributed to teaching hospitals, prescribers, and other healthcare providers and reporting any ownership and investment interests held by physicians and its immediate family members and applicable group purchasing organizations during the preceding calendar year, with data collection required and reporting to the Centers for Medicare & Medicaid Services (the “CMS”) required by the 90th day of each calendar year;

•	a new requirement to annually report drug samples that manufacturers and distributors provide to physicians;

•	expansion of health care fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;

•	a licensure framework for follow-on biologic products;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

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creation of the Independent Payment Advisory Board which, beginning in 2014, will have authority to recommend certain changes to the Medicare program that could result in reduced payments for prescription drugs and those recommendations could have the effect of law even if Congress does not act on the recommendations; and

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establishment of a Center for Medicare Innovation at the CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, starting in 2013. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012 (the “ATRA”), which, among other things, delayed for another two months the budget cuts mandated by these sequestration provisions of the Budget Control Act of 2011. The ATRA also reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other health care funding, which could have a material adverse effect on our customers and accordingly, our financial operations.
Additionally, individual states have become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and marketing cost disclosure and transparency measures, and designed to encourage importation from other countries and bulk purchasing. Legally-mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects.
In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in its prescription drug and other healthcare programs. This can reduce demand for Abstral or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.
The commercial success of Abstral will depend, in part, upon the availability of coverage and reimbursement from third-party payors at the federal, state and private levels. Third-party payors include governmental programs such as Medicare or Medicaid, private insurance plans and managed care plans. These third-party payors may deny coverage or reimbursement for a product or therapy in whole or in part if it determine that the product or therapy was not medically appropriate or necessary. Also, third-party payors have attempted to control costs by limiting coverage through the use of formularies and other cost-containment mechanisms and the amount of reimbursement for particular procedures or drug treatments.
Additionally, given recent federal and state government initiatives directed at lowering the total cost of healthcare, Congress and state legislatures will likely continue to focus on healthcare reform, the cost of prescription drugs and the reform of the Medicare and Medicaid programs. While we cannot predict the full outcome of any such legislation, it may result in decreased reimbursement for prescription drugs, which may further exacerbate industry-wide pressure to reduce prescription drug prices. This could harm our ability to market Abstral and generate revenues. In addition, legislation has been introduced in Congress that, if enacted, would permit more widespread importation or re-importation of pharmaceutical products from foreign countries into the United States, including from countries where the products are sold at lower prices than in the United States. Such legislation, or similar regulatory changes, could lead to a decision to decrease our prices to better compete, which, in turn, could adversely affect our business, results of operations, financial condition and prospects. It is also possible that other legislative proposals having similar effects will be adopted.
Furthermore, regulatory authorities’ assessment of the data and results required to demonstrate safety and efficacy can change over time and can be affected by many factors, such as the emergence of new information, including on other products, changing policies and agency funding, staffing and leadership. We cannot be sure whether future changes to the regulatory environment will be favorable or unfavorable to our business prospects.
If we fail to comply with federal and state healthcare laws, including fraud and abuse and health information privacy and security laws, we could face substantial penalties and our business, results of operations, financial condition and prospects could be adversely affected.
As a biopharmaceutical company, even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. We could be subject to healthcare fraud and abuse and patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

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the federal Anti-Kickback Statute, which constrains our marketing practices, educational programs, pricing policies, and relationships with healthcare providers or other entities, by prohibiting, among other things, soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, either the referral of an individual or the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

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federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;

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the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information; and

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state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available under the U.S. federal Anti-Kickback Statute, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If we or our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from participation in U.S. federal or state health care programs, and the curtailment or restructuring of our operations. Any penalties, damages, fines, curtailment or restructuring of our operations could materially adversely affect our ability to operate our business and our financial results.
The FDA provides guidelines with respect to appropriate promotion and continuing medical and health education activities. Although we endeavor to follow these guidelines, the FDA or the Office of the Inspector General: U.S. Department of Health and Human Services may disagree, and we may be subject to significant liability, including civil and administrative remedies as well as criminal sanctions. In addition, management’s attention could be diverted, and our reputation could be damaged.
Although compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly.
Risks Relating to Our Development Programs
Our drug candidates may not receive regulatory approval or be successfully commercialized.
Before they can be marketed, our products in development must be approved by the FDA or similar foreign governmental agencies. The process for obtaining FDA approval is both time-consuming and costly, with no certainty of a successful outcome. Before obtaining regulatory approval for the sale of any drug candidate, we must conduct extensive preclinical tests and clinical trials to demonstrate the safety and efficacy in humans of our product candidates. Although our drug candidates have exhibited no serious adverse events (“SAEs”) in the Phase 1 and 1/2 clinical trial, SAEs or other unexpected side effects may arising during further testing and development. A failure of any preclinical study or clinical trial can occur at any stage of testing. The results of preclinical and initial clinical testing of these products may not necessarily indicate the results that will be obtained from later or more extensive testing. It also is possible to suffer significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials.
Clinical trial designs that were discussed with the authorities prior to its commencement may subsequently be considered insufficient for approval. Thus, our special protocol assessment with the FDA for our PRESENT trial does not guarantee marketing approval or approval of NeuVax for the treatment of breast cancer.
We reached agreement with the FDA regarding the special protocol assessment, or SPA, for the design of our NeuVax Phase 3 PRESENT trial as an adjuvant in the treatment of patients with Node positive HER2 negative breast cancer in 2009. An SPA agreement with the FDA provides a trial sponsor with an agreement that the clinical trial protocol design and analyses are adequate to support an efficacy claim. The SPA is documented as part of the administrative record, and is binding on the FDA and may not be changed unless we fail to follow the agreed upon protocol, data supporting the test are found to be false or incomplete, or the FDA determines that a substantial scientific issue essential to determining the safety or effectiveness of the drug was identified after the testing began. In June 2013, the FDA agreed to an amendment to the SPA to account for the use of a companion diagnostic. Even if a SPA is agreed to, approval of an NDA or a biological license application is not guaranteed because a final determination that an agreed upon protocol satisfies a specific objective, such as the demonstration of efficacy, or supports an approval decision, will be based on a complete review of all the data submitted to the FDA. There is no assurance, therefore, that NeuVax will be approved by the FDA.
A number of different factors could prevent us from obtaining regulatory approval or commercializing our product candidates on a timely basis, or at all.
We, the FDA or other applicable regulatory authorities, an Independent Data Safety Monitoring Board or “IDSMB” governing our clinical trials, or an institutional review board, or “ IRB ,” which is an independent committee registered with and overseen by the U.S. Department of Health and Human Services, or “ HHS ,” that functions to approve, monitor and review biomedical and behavioral research involving humans, may suspend clinical trials of a drug candidate at any time for various reasons, including if we or it believe the subjects or patients participating in such trials are being exposed to unacceptable health risks. Among other reasons, adverse side effects of a drug candidate on subjects or patients in a clinical trial could result in the FDA or other regulatory authorities suspending or terminating the trial and refusing to approve a particular drug candidate for any or all indications of use.
Clinical trials of a new drug candidate require the enrollment of a sufficient number of patients, including patients who are suffering from the disease the drug candidate is intended to treat and who meet other eligibility criteria. Rates of patient enrollment are affected by many factors, and delays in patient enrollment can result in increased costs and longer development times than we expect at present. For example, breast cancer patients can be enrolled in our Phase 3 PRESENT study of NeuVax as early as the time they are prescribed standard of care treatment, which typically lasts approximately eight to nine months, but under the SPA can be treated in the Phase 3 PRESENT study only after completing standard of care treatment and being screened for HER2 and haplotype (HLA) status. A significant percentage of patients who are potentially eligible for the study may fail screening and not be treated with NeuVax, because of differences between its local and central diagnoses on the basis of HER2 status, haplotype or imaging requirements under the SPA, which requires that patients be in remission at the time of initiating the NeuVax inoculation series. Other patients who are enrolled at the outset of this standard of care also may eventually choose for personal reasons not to participate in the study. We also compete for eligible patients with other breast cancer trials underway from time to time, and we may experience delays in patient enrollment due to the pendency of other large trials underway in the same patient population.
Clinical trials also require the review and oversight of IRBs, which approve and continually review clinical investigations to protect the rights and welfare of human subjects. An inability or delay in obtaining IRB approval could prevent or delay the initiation and completion of clinical trials, and the FDA may decide not to consider any data or information derived from a clinical investigation not subject to initial and continuing IRB review and approval.
In addition, cancer vaccines are a relatively new form of therapeutic and a very limited number of such products have received regulatory approval. Therefore, the FDA or other regulatory authority may apply standards for approval of a new cancer vaccine that is different from past experience.
Numerous factors could affect the timing, cost or outcome of our drug development efforts, including the following:

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difficulties or delays in enrolling patients in our Phase 3 PRESENT study of NeuVax or our Phase 1/2 clinical trials of GALE-301 (folate binding protein (FBP) vaccine), our Phase 2 clinical trial of GALE-401 (anagrelide controlled release) or other clinical trials in conformity with required protocols or projected timeline or in our other NeuVax clinical trials;

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conditions imposed on us by the FDA, including the possibility that the FDA would require an additional Phase 3 trial of NeuVax, or comparable foreign authorities regarding the scope or design of our clinical trials;

•	difficulties or delays in arranging for third parties to conduct clinical trials of our product candidates;

•	problems in engaging IRBs to oversee trials or problems in obtaining or maintaining IRB approval of studies;

•	third-party contractors failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner;

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our drug candidates having very different chemical and pharmacological properties in humans than in laboratory testing and interacting with human biological systems in unforeseen, ineffective or harmful ways, and the possibility that our previous Phase 2 trials will not be indicative of our drug candidates’ performance in larger patient populations;

•	the need to suspend or terminate our clinical trials if the participants are being exposed to unacceptable health risks;

•	insufficient or inadequate supply or quality of our drug candidates or other necessary materials necessary to conduct our clinical trials;

•	disruption at our foreign clinical trial sites resulting from local social or political unrest or other geopolitical factors;

•	effects of our drug candidates not being the desired effects or including undesirable side effects or the drug candidates having other unexpected characteristics;

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negative or inconclusive results from our clinical trials or the clinical trials of others for drug candidates similar to our own or inability to generate statistically significant data confirming the efficacy of the product being tested;

•	adverse results obtained by other companies developing similar drugs;

•	modification of the drug during testing;

•	changes in the FDA’s requirements for our testing during the course of that testing; and

•	reallocation of our financial and other resources to other clinical programs.

It is possible that none of the product candidates that we develop will obtain the appropriate regulatory approvals necessary for us to begin selling them or that any regulatory approval to market a product may be subject to limitations on the indicated uses for which we may market the product. The time required to obtain FDA and other approvals is unpredictable but often can take years following the commencement of clinical trials, depending upon the complexity of the drug candidate. Any analysis we perform of data from clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Any delay or failure in obtaining required approvals could have a material adverse effect on our ability to generate revenue from the particular drug candidate.
We are also subject to numerous foreign regulatory requirements governing the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process includes all of the risks associated with the FDA approval described above as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Approval by the FDA does not assure approval by regulatory authorities outside of the United States.
We are dependent upon contract manufacturers for clinical supplies of our product candidates, including our sole source of supply of a key component of our Phase 3 PRESENT study of NeuVax.
We do not have the facilities or expertise to manufacture supplies of any of our product candidates for clinical trials. Accordingly, we are dependent upon contract manufacturers for these supplies. There can be no assurance that we will be able to secure needed supply arrangements on attractive terms, or at all. Our failure to secure these arrangements as needed could have a materially adverse effect on our ability to complete the development of our product candidates or, if we obtain regulatory approval for our product candidates, to commercialize them.
Our current plans call for the manufacture of our compounds by contract manufacturers offering research grade, Good Laboratory grade and Good Manufacturing Practices grade materials for preclinical studies (e.g., toxicology studies) and for clinical use. Certain of our product candidates are complex molecules requiring many synthesis steps, which may lead to challenges with purification and scale-up. These challenges could result in increased costs and delays in manufacturing.
NeuVax is administered in combination with Leukine, a “GM-CSF” available in both liquid and lyopholyzed forms exclusively from Genzyme Corporation, or “Genzyme,” a subsidiary of Sanofi-Aventis. We will continue to be dependent on Genzyme for our supply of Leukine in connection with the ongoing NeuVax trials and the eventual commercial manufacture of NeuVax. Any interruptions in the availability of Leukine, or any determination by us to change the GM-CSF used with NeuVax, may have a material adverse effect on our NeuVax trials and any commercialization of NeuVax.

We may not be able to establish or maintain the third-party relationships that are necessary to develop or potentially commercialize some or all of our product candidates.
We expect to depend on collaborators, partners, licensees, clinical research organizations and other third parties to support our discovery efforts, to formulate product candidates, to manufacture our product candidates, and to conduct clinical trials for some or all of our product candidates. We cannot guarantee that we will be able to successfully negotiate agreements for or maintain relationships with collaborators, partners, licensees, clinical investigators, vendors and other third parties on favorable terms, if at all. Our ability to successfully negotiate such agreements will depend on, among other things, potential partners’ evaluation of the superiority of our technology over competing technologies and the quality of the preclinical and clinical data that we have generated, and the perceived risks specific to developing our product candidates. If we are unable to obtain or maintain these agreements, we may not be able to clinically develop, formulate, manufacture, obtain regulatory approvals for or commercialize our product candidates. Under certain license agreements that we have already entered into, we have minimum dollar amounts per year that we are obligated to spend on the development of the technology we have licensed from our contract partners and other obligations to maintain certain licenses. If we fail to meet this requirement under any of our licenses that contain such requirements or any other obligations under these licenses, we may be in breach of our obligations under such agreement, which may result in the loss of the technology licensed. We cannot necessarily control the amount or timing of resources that our contract partners will devote to our research and development programs, product candidates or potential product candidates, and we cannot guarantee that these parties will fulfill its obligations to us under these arrangements in a timely fashion. We may not be able to readily terminate any such agreements with contract partners even if such contract partners do not fulfill its obligations to us.
In addition, we may receive notices from third parties from time to time alleging that our technology or product candidates infringe upon the intellectual property rights of those third parties. Any assertion by third parties that our activities or product candidates infringe upon its intellectual property rights may adversely affect our ability to secure strategic partners or licensees for our technology or product candidates or our ability to secure or maintain manufacturers for our compounds.
Even if we obtain regulatory approvals, our marketed drugs will be subject to ongoing regulatory review. If we fail to comply with ongoing regulatory requirements, we could lose our approvals to market drugs and our business would be materially adversely affected.
Following regulatory approval of any drugs we may develop, we will remain subject to continuing regulatory review, including the review of adverse drug experiences and clinical results that are reported after our drug products are made available to patients. This would include results from any post marketing tests or vigilance required as a condition of approval. The manufacturer and manufacturing facilities we use to make any of our drug products will also be subject to periodic review and inspection by the FDA.
The discovery of any new or previously unknown problems with the product, manufacturer or facility may result in restrictions on the drug or manufacturer or facility, including withdrawal of the drug from the market. We would continue to be subject to the FDA requirements governing the labeling, packaging, storage, advertising, promotion, recordkeeping, and submission of safety and other post-market information for all of our product candidates, even those that the FDA had approved. If we fail to comply with applicable continuing regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approval, product recalls and seizures, operating restrictions and other adverse consequences.
Even if we receive regulatory approval to market our product candidates, our product candidates may not be accepted commercially, which may prevent us from becoming profitable.
NeuVax and our other product candidates may not achieve market acceptance. Factors that we believe will materially affect market acceptance of our product candidates include:

•	timing of our receipt of any marketing approvals, the terms of any approvals and the countries in which approvals are obtained;

•	safety, efficacy and ease of administration of our product candidates;

•	advantages of our product candidates over those of our competitors;

•	willingness of patients to accept relatively new therapies;

•	success of our physician education programs;

•	availability of government and third-party payor reimbursement;

•	pricing of our products, particularly as compared to alternative treatments; and

•	availability of effective alternative treatments and the relative risks and/or benefits of the treatments.

We will be subject to competition and may not be able to compete successfully.
The biotechnology industry, including the cancer therapy vaccines market, is intensely competitive and involves a high degree of risk. We compete with other companies that have far greater experience and financial, research and technical resources than us. Potential competitors in the United States and worldwide are numerous and include pharmaceutical and biotechnology companies, educational institutions and research foundations, many of which have substantially greater capital resources, marketing experience, research and development staffs and facilities than us. Some of our competitors may develop and commercialize products that compete directly with those incorporating our technology, introduce products to market earlier than our products or on a more cost effective basis. We may be unable to effectively develop our technology or any other applications on a cost effective basis or otherwise. In addition, our technology may be subject to competition from other technology or methods developed using techniques other than those developed by traditional biotechnology methods. Our competitors compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our technology. Our collaborators or we will face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including potentially dominant patent positions of others. An inability to successfully complete our product development could lead to us having limited prospects for establishing market share or generating revenues from our technology.
For patients with early stage breast cancer, adjuvant therapy is often given to prevent recurrence and increase the chance of long-term disease free survival. Adjuvant therapy for breast cancer can include chemotherapy, hormonal therapy, radiation therapy, or combinations thereof. In addition, the HER2 targeted drug trastuzumab (Herceptin ) may be given to patients with tumors with high expression of HER2 (IHC 3+), as well as other novel targets such as MUCI which may be useful in treating breast cancer.
There are a number of cancer vaccines in development for breast cancer, including but not limited to Lapuleucel-T (Dendreon), AE-37 (Antigen Express) and Stimuvax (Merck KgA). While these development candidates are aimed at a number of different targets, and AE-37 has published data in the HER2 breast cancer patient population, there is no guarantee that any of the these compounds will not in the future be indicated for treatment of low to intermediate HER2 breast cancer patients and become directly competitive with NeuVax.
We are dependent on technologies we license, and if we lose the right to license such technologies or we fail to license new technologies in the future, our ability to develop new products would be harmed.
We currently are dependent on licenses from third parties for technologies relating to our product candidates. Our current licenses impose, and any future licenses we enter into are likely to impose, various development, funding, royalty, diligence, sublicensing, insurance and other obligations on us. If our license with respect to any of these technologies is terminated for any reason, the development of the products contemplated by the licenses would be delayed, or suspended altogether, while we seek to license similar technology or develop new non-infringing technology. The costs of obtaining new licenses are high.
Risks associated with operating in foreign countries could materially adversely affect our product development.
We conduct our Phase 3 PRESENT study of NeuVax in countries outside of the United States. Consequently, we are, and will continue to be, subject to risks related to operating in foreign countries. Risks associated with conducting operations in foreign countries include:

•	differing regulatory requirements for drug approvals and regulation of approved drugs in foreign countries;

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unexpected changes in tariffs, trade barriers and regulatory requirements; economic weakness, including inflation, or political instability in particular foreign economies and markets; compliance with tax, employment, immigration and labor laws for employees living or traveling abroad; foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses or reduced revenues, and other obligations incident to doing business or operating in another country;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geopolitical actions, including war and terrorism.

In addition, there may be political instability, including war, terrorism, riots, civil insurrection or social unrest, and natural or man-made disasters, including famine, flood, fire, earthquake, storm or disease, which could seriously harm the progress of our clinical trials at sites in particular foreign countries or regions. For example, approximately 39 percent of our Phase 3 PRESENT trial sites and approximately 39% of patients who have been randomized in the trial are in Russia and The Ukraine. The occupation of Ukrainian territory by Russian military forces and ongoing political and civil unrest there could disrupt activities at these trial sites. It is also possible that Russia could retaliate against the imposition of sanctions by the United States and the European Union by banning or restricting business activities in Russia by U.S. companies, including the conduct of clinical trials, which could have a material, adverse effect on patient enrollment or ongoing activities at our Phase 3 PRESENT sites in Russia.
Any drugs we develop may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which could have a material adverse effect on our business.
We intend to sell our products primarily to hospitals, oncologists, clinics, and practices which receive reimbursement for the health care services they provide to their patients from third-party payors, such as Medicare, Medicaid and other domestic and international government programs, private insurance plans and managed care programs. Most third-party payors may deny reimbursement if they determine that a medical product was not used in accordance with cost-effective treatment methods, as determined by the third-party payor, was used for an unapproved indication or if they believe the cost of the product outweighs its benefits. Third-party payors also may refuse to reimburse for experimental procedures and devices. Furthermore, because our clinical programs are still in clinical development, we are unable at this time to determine its cost-effectiveness and the level or method of reimbursement for them. Increasingly, the third-party payors who reimburse patients are requiring that drug companies provide them with predetermined discounts from list prices, and are challenging the prices charged for medical products. If the price we are able to charge for any products we develop is inadequate in light of our development and other costs, our profitability could be adversely affected.
We currently expect that the drugs we are currently developing will need to be administered under the supervision of a physician. Under currently applicable law, drugs that are not usually self-administered may be eligible for coverage by the Medicare program if:

•	they are “incidental” to a physician’s services;

•	they are “reasonable and necessary” for the diagnosis or treatment of the illness or injury for which it are administered according to accepted standard of medical practice;

•	they are not excluded as immunizations; and

•	they has been approved by the FDA.

Insurers may refuse to provide insurance coverage for newly approved drugs, or insurance coverage may be delayed or be more limited than the purpose for which the drugs are approved by the FDA. Moreover, eligibility for insurance coverage does not imply that any drug will be reimbursed in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim payments for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement may be based on payments for other services and may reflect budgetary constraints or imperfections in Medicare data. Net prices for drugs may be reduced by mandatory discounts or rebates required by government health care programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where it may be sold at lower prices than in the United States. Private third-party payors often rely upon Medicare coverage policy and payment limitations in setting its own reimbursement rates. Our inability to promptly obtain coverage and profitable reimbursement rates from both government-funded and private payors for new drugs that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to develop products, and our overall financial condition.
Additionally, third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for medical products and services. Levels of reimbursement may decrease in the future, and future legislation, regulation or reimbursement policies of third-party payors may adversely affect the demand for and price levels of our products. If our customers are not reimbursed for our products, it may reduce or discontinue purchases of our products, which could have a material adverse effect on our business, financial condition and results of operations.
Comprehensive health care reform legislation, which was recently adopted by Congress and was subsequently signed into law, could adversely affect our business and financial condition. Among other provisions, the legislation provides that a “biosimilar” product may be approved by the FDA on the basis of analytical tests and certain clinical studies demonstrating that such product is highly similar to an existing, approved product and that switching between an existing product and the biosimilar product will not result in diminished safety or efficacy. This abbreviated regulatory approval process may result in increased competition if we are able to bring a product to market. The legislation also includes more stringent compliance programs for companies in various sectors of the life sciences industry with which we may need to comply and enhanced penalties for non-compliance with the new health care regulations. Complying with new regulations may divert management resources, and inadvertent failure to comply with new regulations may result in penalties being imposed on us.
Some states and localities have established drug importation programs for its citizens, and federal drug import legislation has been introduced in Congress. The Medicare Prescription Drug Plan legislation, which became law in December 2003, required the Secretary of Health and Human Services to promulgate regulations for drug re-importation from Canada into the United States under some circumstances, including when the drugs are sold at a lower price than in the United States. The Secretary, however, retained the discretion not to implement a drug re-importation plan if he finds that the benefits do not outweigh the costs, and has so far declined to approve a re-importation plan. Proponents of drug re-importation may attempt to pass legislation that would directly allow re-importation under certain circumstances. Legislation or regulations allowing the re-importation of drugs, if enacted, could decrease the price we receive for any products that we may develop and adversely affect our future revenues and prospects for profitability.
Our President and Chief Executive Officer was appointed only recently, and if he and our management team are not effective or if we fail to attract, hire and retain qualified personnel, we may not be successful.
Our business prospects are dependent on our management team. Mark W. Schwartz, Ph.D. was appointed as our President and Chief Executive Officer effective August 21, 2014 and previously served as our Chief Operating Officer. We have not yet appointed a successor to Dr. Schwartz as Chief Operating Officer. If Dr. Schwartz and our management team are not effetive, or we are unable to identify, attract, retain and integrate additional qualified key personnel, we may be unable to manage our business successfully and achieve our business objectives.
Competition for skilled research, product development, regulatory and technical personnel also is intense, and we may not be able to recruit and retain the personnel we need. The loss of the services of any key research, product development, regulatory, and technical personnel, or our inability to hire new personnel with the requisite skills, could adversely affect our ability to commercialize our products and to develop our product candidates.
We use biological and hazardous materials, and we may be liable for any contamination or injury we cause.
Our research and development activities involves or may involve the controlled use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. We cannot completely eliminate the risk of accidental contamination or injury; we may be liable for any damages that result, and any liability could exceed our resources.
We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials. We maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of these materials. State laws mandate the limits of our workers’ compensation insurance, and our workers’ compensation liability is capped at these state-mandated limits. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials. Additional federal, state and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with, and substantial fines or penalties if we violate any of these laws or regulations.
Risks Relating to Our Financial Position and Capital Requirements
We may not be able to obtain sufficient financing, and may not be able to develop our product candidates.
We believe that our existing cash and cash equivalents, along with net revenue from Abstral sales, should be sufficient to fund our operations until at least June 30, 2015. This projection is based on our current planned operations and revenue expectations and is subject to changes in our plans and uncertainties inherent in our business, and we may need to seek to replenish our existing cash and cash equivalents sooner than we project. In the future, we may be dependent on obtaining further financing from third parties in order to maintain our operations and to meet our financial obligations. We cannot assure that additional funding to maintain our operations and to meet our obligations to our licensors will be available to us in the future on acceptable terms, or at all. If we fail to obtain additional funding when needed, we would be forced to scale back, or terminate, our operations, or to seek to merge with or to be acquired by another company.
We expect to continue to incur significant research and development expenses, which may make it difficult for us to attain profitability, and may lead to uncertainty about or as to our ability to continue as a going concern.
Substantial funds were expended to develop our technologies and product candidates, and additional substantial funds will be required for further preclinical testing and clinical trials of our product candidates, and to manufacture and market any products that are approved for commercial sale. Because the successful development of our products is uncertain, we are unable to precisely estimate the actual funds we will require to develop and potentially commercialize them. In addition, we may not be able to generate enough revenue, even if we are able to commercialize any of our product candidates, to become profitable.
In the event that we are unable to achieve or sustain profitability or to secure additional financing, we may not be able to meet our obligations as they come due, raising substantial doubts as to our ability to continue as a going concern. Any such inability to continue as a going concern may result in our common stock holders losing their entire investment. There is no guaranty that we will become profitable or secure additional financing. Our financial statements contemplate that we will continue as a going concern and do not contain any adjustments that might result if we were unable to continue as a going concern. Changes in our operating plans, our existing and anticipated working capital needs, the acceleration or modification of our expansion plans, increased expenses, potential acquisitions or other events will all affect our ability to continue as a going concern. Future financing may be obtained through, and future development efforts may be paid for by, the issuance of debt or equity, which may have an adverse effect on our security holders or may otherwise adversely affect our business.
If we raise funds through the issuance of debt or equity, any debt securities or preferred stock issued will have rights, preferences and privileges senior to those of holders of our common stock in the event of a liquidation. In such event, there is a possibility that once all senior claims are settled, there may be no assets remaining to pay out to the holders of common stock. In addition, if we raise funds through the issuance of additional equity, whether through private placements or additional public offerings, such an issuance would dilute your ownership in us.
The terms of debt securities may also impose restrictions on our operations, which may include limiting our ability to incur additional indebtedness, to pay dividends on or repurchase our capital stock, or to make certain acquisitions or investments. In addition, we may be subject to covenants requiring us to satisfy certain financial tests and ratios, and our ability to satisfy such covenants may be affected by events outside of our control.
You may have difficulty evaluating our business, because we only recently commenced commercial sales of our first product, Abstral, and our historical financial information may not be representative of our future results.
We may be unable to comply with our reporting and other requirements under federal securities laws.
As a publicly traded company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the “ Exchange Act ,” and the Sarbanes-Oxley Act of 2002, or the “ Sarbanes-Oxley Act .” In addition, the Exchange Act requires that we file annual, quarterly and current reports. Our failure to prepare and disclose this information in a timely manner could subject us to penalties under federal securities laws, expose us to lawsuits and restrict our ability to access financing. The Sarbanes-Oxley Act requires that we, among other things, establish and maintain effective internal controls and procedures for financial reporting. From time to time we evaluate our existing internal controls in light of the standards adopted by the Public Company Accounting Oversight Board. It is possible that we or our independent registered public accounting firm may identify significant deficiencies or material weaknesses in our internal control over financial reporting in the future. Any failure or difficulties in implementing and maintaining these controls could cause us to fail to meet the periodic reporting obligations or result in material misstatements in our financial statements.
Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting. Our failure to satisfy the requirements of Section 404 on a timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material adverse effect on our business and our common stock.
Risks Related to Our Intellectual Property
We may not be able to obtain and enforce patent rights or other intellectual property rights that cover our commercial product or product candidates and that are of sufficient breadth to prevent third parties from competing against us.
Our success with respect to our commercial product and product candidates will depend in part on our ability to obtain and maintain patent protection in the United States and abroad, to preserve our trade secrets, and to prevent third parties from infringing upon our proprietary rights. Our patents and patent applications, however, may not be sufficient to provide protection for Abstral, NeuVax, or our other products and product candidates against commercial competition.
The active peptide found in NeuVax, the E75 peptide, has been known and studied for many years. We have one issued U.S. patent, US 6,514,942, covering the composition of matter of the E75 peptide, which is expected to expire in 2015, prior to any potential commercialization of NeuVax. We do not have and will not be able to obtain any composition of matter patent protection for E75, the active peptide in NeuVax outside the United States. We also have a license from The Henry M. Jackson Foundation to an issued U.S. and European method of use patents, which expire in 2028, that are directed to a method of inducing immunity against breast cancer recurrence by administering a composition comprising the E75 peptide to a patient, that patent covers administration to patients who have both an immunohistochemistry (IHC) rating of 1+ or 2+ for HER2/neu protein expression and a fluorescence in situ hybridization (FISH) rating of less than about 2.0 for HER2/neu gene expression. Thus, our method of use patent may not prevent competitors from seeking to develop and market NeuVax for use in breast cancer patients who do not meet these criteria or for any other indications. If any such alternative uses were approved, this could lead to off-label use and price erosion for our NeuVax product. We may seek FDA approval for use of NeuVax to treat cancer patients who fall outside the claimed IHC and FISH ranges and for other cancers as well. Although we are pursuing additional patent protection for NeuVax through pending patent applications, we may not be able to obtain additional patent protection that would provide us with a significant commercial advantage.
Anagrelide hydrochloride, the sole active pharmaceutical ingredient, or “API,” in GALE-401, has been approved for many years and, thus, it is not possible to obtain composition of matter patents that cover anagrelide hydrochloride. As a result, competitors who obtain the requisite regulatory approval can offer products with the same API as GALE-401, so long as the competitors do not infringe any formulation patents that we may have or may obtain or license, if any. The only patent protection that we have or are likely to obtain covering GALE-401 are patents relating to very specific formulations, methods using these formulations, and methods of manufacturing and packaging. We have two granted patents in the United Kingdom that expire in 2019 and we are prosecuting pending patent applications in other territories including but not limited to the United States and Europe, which may not issue prior to any potential commercialization of GALE-401. We may seek FDA approval for use of GALE-401 to treat patients with essential thrombocythemia and for other hermatological disorders as well. Although we are pursuing additional patent protection for GALE-401 through pending patent applications, we may not be able to obtain additional patent protection that would provide us with a significant commercial advantage.
Orexo AB filed an action in the U.S. District Court of New Jersey on June 30, 2011 asserting infringement by Mylan Pharmaceuticals Inc., of one of our licensed U.S. patents, US 6,761,910, covering Abstral. This patent is directed to pharmaceutical compositions for the treatment of acute disorders by sublingual administration. The claims of the patent cover formulations for other products in addition to Abstral, including Ambien (and generic forms of Ambien, which is the subject of the infringement action). Validity of the patent is being challenged as part of the court proceeding, and the patent could be held invalid or unenforceable as a result. We do not believe the invalidity or unenforceability of this patent would affect our license under the other Abstral patents or our ability to market, sell, distribute or manufacture Abstral in the United States.
The active peptides found in GALE-301 are derived from Folate Binding Protein. One of the active peptides, E39, has been known and studied for many years. The other active peptide(s) in GALE-301 are derivatives of E39. We have a license from The Henry Jackson Foundation to issued and granted patents in the U.S., Canada, and Japan, as well as a recently allowed European patent application, covering composition of matter for the E39 derivative peptides alone and in combination with E39. The issued patents in Canada and Japan, and the allowed European patent application, further contain claims to the use of these compositions for the treatment of cancer. These patents are expected to expire in 2022, prior to any potential commercialization of GALE-301. We do not have and will not be able to obtain any composition of matter patent protection for the E39 peptide in any territory. The license we have from The Henry M. Jackson Foundation grants us the right to develop and market GALE-301 for any use, including methods of treating cancer, our patents may not prevent competitors from seeking to develop and market the E39 peptide alone. If any such alternative uses of compositions containing the E39 peptide were approved, this could lead to off-label use and price erosion for GALE-301. We may seek FDA approval for use of GALE-301 to treat cancer patients with ovarian and endometrial cancers and for other cancers as well. Although we are pursuing additional patent protection for GALE-301 through pending patent applications, we may not be able to obtain additional patent protection that would provide us with a significant commercial advantage.
Our ability to obtain, maintain and enforce patents is uncertain and involves complex legal and factual questions. Accordingly, rights under any patents we have or may obtain or license may not provide us with sufficient protection for our commercial product and product candidates to afford a commercial advantage against competitive products or processes, including those from branded and generic pharmaceutical companies. In addition, we cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us. Nor can we guarantee that the claims of these patents will be held valid or enforceable by the courts or will provide us with any significant protection against competitive products or otherwise be commercially valuable to us.
Changes in either the patent laws or in the interpretations of patent laws in the United States or abroad may diminish the value of our intellectual property. In addition, on September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to the United States patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. The United States Patent Office is currently developing regulations and procedures to govern administration of the Leahy-Smith Act, and many substantive changes to patent law associated with the Leahy-Smith Act have not yet become effective. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act, in particular the first-to-file provision and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement of or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents.
While we intend to take actions reasonably necessary to enforce our patent rights, we may not be able to detect infringement of our own or in-licensed patents, which may be especially difficult for methods of manufacturing or formulation products, and we depend, in part, on our licensors and collaborators to protect a substantial portion of our proprietary rights. In addition, third parties may challenge our in-licensed patents and any of our own patents that we may obtain, which could result in the invalidation or unenforceability of some or all of the relevant patent claims. Litigation or other proceedings to enforce or defend intellectual property rights is very complex, expensive, and may divert our management’s attention from our core business and may result in unfavorable results that could adversely affect our ability to prevent third parties from competing with us.
If another party has reason to assert a substantial new question of patentability against any of our claims in our own and in-licensed patents, the third party can request that the patent claims be reexamined, which may result in a loss of scope of some claims or a loss of the entire patent. In addition to potential infringement suits and, interference and reexamination proceedings, we may become a party to patent opposition proceedings where either the patentability of the inventions subject of our patents are challenged, or we are challenging the patents of others. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful.
As the medical device, biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that others may assert our commercial product and/or product candidates infringe its patent rights. If a third-party’s patents were found to cover our commercial product and product candidates, proprietary technologies or its uses, we or our collaborators could be enjoined by a court and required to pay damages and could be unable to continue to commercialize our products or use our proprietary technologies unless we or it obtained a license to the patent. A license may not be available to us or our collaborators on acceptable terms, if at all. In addition, during litigation, the patent holder could obtain a preliminary injunction or other equitable relief which could prohibit us from making, using or selling our commercial product and product candidates pending a trial on the merits, which could be years away.
Proprietary trade secrets and unpatented know-how are also very important to our business. Although we have taken steps to protect our trade secrets and unpatented know-how, by entering into confidentiality agreements with third parties, and proprietary information and invention agreements with certain employees, consultants and advisors, third parties may still obtain this information or we may be unable to protect our rights. We also have limited control over the protection of trade secrets used by our licensors, collaborators and suppliers. There can be no assurance that binding agreements will not be breached, that we would have adequate remedies for any breach, or that our trade secrets and unpatented know-how will not otherwise become known or be independently discovered by our competitors. If trade secrets are independently discovered, we would not be able to prevent its use. Enforcing a claim that a third party illegally obtained and is using our trade secrets or unpatented know-how is expensive and time consuming, and the outcome is unpredictable.
We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed to us alleged trade secrets of its other clients or former employers. As is common in the biotechnology and pharmaceutical industry, certain of our employees were formerly employed by other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Moreover, we engage the services of consultants to assist us in the development of our commercial product and product candidates, many of whom were previously employed at or may have previously been or are currently providing consulting services to, other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may be subject to claims that these employees and consultants or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of its former employers or its former or current customers. Litigation may be necessary to defend against these types of claims. Even if we are successful in defending against any such claims, any such litigation would likely be protracted, expensive, a distraction to our management team, not viewed favorably by investors and other third parties, and may potentially result in an unfavorable outcome.
Our NeuVax product candidate for which we intend to seek approval as a biological product may face competition sooner than expected after the expiration of our composition of matter patent protection for such product in 2015.
We intend to seek data exclusivity or market exclusivity provided under the Federal Food, Drug and Cosmetic Act, or FDCA, and similar laws in other countries. We believe that NeuVax will qualify for 12 years of data exclusivity under the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which was enacted as part of the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010 (collectively, the Affordable Care Act or ACA) enacted in March 2010. Under the BPCIA, an application for a biosimilar product cannot be submitted to the FDA until four years, or approved by the FDA until 12 years, after the original brand product identified as the reference product is approved under a BLA, The BPCIA provides an abbreviated pathway for the approval of biosimilar and interchangeable biological products. The new abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an existing brand product. The new law is complex and is only beginning to be interpreted and implemented by the FDA. While it is uncertain when any such processes may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for our biological products. There is also a risk that the U.S. Congress could amend the BPCIA to shorten this exclusivity period as proposed by President Obama, potentially creating the opportunity for biosimilar competition sooner than anticipated after the expiration of our patent protection. Moreover, the extent to which a biosimilar, once approved, will be substituted for any reference product in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.
If NeuVax is not considered a biologic that would qualify for exclusivity under the BPCIA, it may be eligible for market exclusivity as a drug under the FDCA, which could delay approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the U.S. to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA, submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by FDA to be essential to the approval of the application, for example, for new indications, dosages, or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent.
Even if, as we expect, NeuVax is considered to be a reference product eligible for 12 years of exclusivity under the BPCIA or five years of exclusivity under the FDCA, another company could market a competing product if the FDA approves a full BLA or full NDA for such product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product.
In some countries outside of the U.S., peptide vaccines, such as NeuVax are regulated as chemical drugs rather than as biologics and may or may not be eligible for non-patent exclusivity.
Risks Relating to Ownership of Our Common Stock
The market price and trading volume of our common stock may be volatile.
The market price of our common stock has exhibited substantial volatility recently. Between January 1, 2014 and November 19, 2014, the sale price of our common stock as reported on The NASDAQ Capital Market ranged from a low of $1.56 to a high of $7.77. The market price of our common stock could continue to fluctuate significantly for many reasons, including the following factors:

•	reports of the results of our clinical trials regarding the safety or efficacy of our product candidates and surrogate markers;

•	announcements of regulatory developments or technological innovations by us or our competitors;

•	announcements of business or strategic transactions;

•	announcements of legal or regulatory actions against us or any adverse outcome of any such actions;

•	changes in our relationship with our licensors, licensees and other strategic partners;

•	our quarterly operating results;

•	developments in patent or other technology ownership rights;

•	public concern regarding the safety of our Abstral product or our product candidates;

•	additional funds may not be available on terms that are favorable to us and, in the case of equity financings, may result in dilution to our stockholders;

•	government regulation of drug pricing; and

•	general changes in the economy, the financial markets or the pharmaceutical or biotechnology industries.

Factors beyond our control may also have an impact on the price of our stock. For example, to the extent that other companies within our industry experience declines in their stock prices, our stock price may decline as well.
We are, and in the future may be, subject to legal or administrative actions that could adversely affect our results of operations and our business.
Earlier this year, several purported shareholder derivative complaints were filed against our company, as nominal defendant, and certain of our officers and directors in the Circuit Court of Oregon for the County of Multnomah, the United States District Court for the District of Oregon and the Delaware Court of Chancery. On April 11, 2014, the derivative complaints pending in the U.S.D.C. for the District of Oregon were consolidated in the matter of In Re Galena Biopharma, Inc. Derivative Litigation, and on August 25, 2014, the Lead Plaintiffs filed a consolidated amended complaint. On July 22, 2014, all of the derivative complaints pending in the Delaware Court of Chancery were consolidated in the matter of In re Galena Biopharma, Inc. Stockholder Derivative Litigation,

Consolidated C.A. No. 9715-VCN (Del. Ch.). The various complaints allege, among other things, breaches of fiduciary duties and abuse of control by the officers and directors in connection with public statements purportedly issued by us or on our behalf and sales of our common stock by our officers and directors in January and February of this year, improper stock option grants and excessive compensation of our non-employee directors and related actions. The company has filed motions to stay in all of the derivative cases pending the completion of the SLC investigation referenced below.
Also, five purported securities class action complaints were filed against our company and certain of our officers in the United States District Court for the District of Oregon. The complaints allege that the defendants violated the federal securities laws by making materially false and misleading statements in press releases and in filings with the SEC arising out of the same circumstances that are the subject of the derivative actions described above. On October 3, 2014, the court consolidated the cases, appointed a Lead Plaintiff and set a deadline of October 31, 2014 to file a consolidated amended complaint. We intend to vigorously defend against the class action case.Based on the very early stage of the aforementioned litigation, it is not possible to estimate the amount or range of possible loss that might result from an adverse judgment or a settlement of these matters.
At June 30, 2014, no material liabilities with respect to the foregoing claims have been recorded in our consolidated financial statements. We have notified our insurance carriers of the claims, and the insurers have responded by requesting additional information and by reserving their rights under the policies, including the rights to deny coverage under various policy exclusions.
We are aware that the SEC is investigating certain matters relating to the use of certain outside investor-relations professionals by us and other public companies. We have been in contact with the SEC staff through our counsel and are cooperating with the investigation.
Litigation is inherently uncertain, and there is no assurance as to the outcome of the matters described above. We could incur substantial unreimbursed legal fees, settlements, judgments and other expenses in connection with these or other legal and regulatory proceedings that may not qualify for coverage under, or may exceed the limits of, our applicable directors and officers liability insurance policies and could have a material adverse effect on our financial condition, liquidity and results of operations. These matters also may distract the time and attention of our officers and directors or divert our other resources away from our ongoing commercial and development programs. An unfavorable outcome in any of these matters could damage our business and reputation or result in additional claims or proceedings against us.
The investigation by our special litigation committee is ongoing, and the committee’s findings and determinations may not be consistent with the recently released findings and determinations of our former special committee.
On February 17, 2014, our board of directors formed a special committee of the board to conduct an internal investigation of allegations contained in certain press reports to the effect that our company had engaged in a paid stock promotion scheme with outside investor relations/public relations firms and criticizing the sales of our common stock earlier this year by our directors and officers. These allegations subsequently became part of the claims against us and certain of our directors and officers in the pending derivative complaints described above. The special committee retained its own counsel to assist in its investigation. The special committee completed its investigation and prepared a written report of its findings, conclusions and recommendations in mid-July, 2014.
On September 25, 2014, at the direction of the special litigation committee described below, we released publicly the report of the special committee, which report is available on our web site under the Investors section/Corporate Governance. On July 21, 2014, our board of directors disbanded the special committee and appointed Irving M. Einhorn, a director of our company, as a special litigation committee, or “SLC.” The SLC was formed as a result of new allegations and claims in the derivative litigation that have previously been disclosed, but were not investigated by the former special committee. The SLC is authorized to investigate all allegations and issues raised in the pending derivative litigation and to prepare such reports, arrive at such decisions, and take such other actions in connection with that litigation as the SLC deems appropriate and in the best interests of our company and its stockholders. The SLC also has the full authority over the use and disclosure of the work of the former special committee, including its recently released report. The SLC has retained its own independent legal advisors to assist in its investigation. As part of its investigation, the SLC is continuing to review and evaluate the former special committee’s report and the underlying work performed by the special committee. Until the SLC’s investigation is complete, the SLC does not take any position or express any opinion as to the special committee’s report. The SLC’s investigation is ongoing, and there is no assurance as to when the SLC's investigation may be concluded, or whether the SLC's findings and conclusions will be consistent with those contained in the special committee's report.
Our outstanding contingent value rights may result in substantial future payments by us, and any payments made to our contingent value rights holders or others in shares of our common stock would result in dilution to our stockholders.
In conjunction with our acquisition of Apthera, Inc., or Apthera, in April 2011 we issued to the former Apthera shareholders contingent value rights entitling them to future payments of a total of up to $32 million of contingent consideration based on the achievement of specified development and commercial milestones relating to NeuVax™ of which a total of $2 million has been paid. We may pay the remaining $30 million of future contingent consideration, at our option, in either cash or in shares of our common stock valued for this purpose at the market price of our common stock when the contingent consideration becomes payable. We may determine to pay any contingent consideration that may become payable in the future in shares of our common stock rather than cash, depending upon our cash and cash requirements and the market price of our common stock at the time and other relevant factors.
To the extent we issue shares of our common stock to pay any future contingent consideration to our contingent value rights holders, it would have a dilutive effect on our stockholders. We also will be obliged to file a registration statement with the SEC covering the resale of such shares by the contingent value rights holders.
We cannot predict if future issuances or sales of our common stock issued to our contingent value rights holders or MonoSol, or the availability of our common stock for issuance or sale, will harm the market price of our common stock or our ability to raise capital.
The Delaware forum provision of our amended and restated by-laws will not be given effect.
On August 6, 2013, our board of directors adopted an amendment to our Amended and Restated By-Laws to add a new Section 6.15 to provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders. Our amended and restated by-laws, however, provide that in the event any provision of the by-laws is or becomes inconsistent with the Delaware General Corporation Law (“DGCL”), the provision will not be given effect. We have determined that the Delaware forum bylaw is inconsistent with the DGCL, and IT will not be given effect.
Future sales of substantial amounts of our common stock, or the possibility that such sales could occur, could adversely affect the market price of our common stock.
Future sales in the public market of our common stock, including shares referred to in the foregoing risk factors or shares issued upon exercise of our outstanding stock options, or the perception by the market that these issuances or sales could occur, could lower the market price of our common stock or make it difficult for us to raise additional capital.
As of September 30, 2014, we had reserved for issuance 8,994,116 shares of our common stock issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $3.34 per share. Subject to applicable vesting requirements, upon exercise of these options the underlying shares may be resold into the public market. In the case of outstanding options that have exercise prices that are below the market price of our common stock from time to time, our stockholders would experience dilution upon the exercise of these options.
We cannot predict if future issuances or sales of our common stock to our contingent value rights holders or the availability of our common stock for issuance or sale will harm the market price of our common stock or our ability to raise capital.
Some of our outstanding warrants may result in dilution to our stockholders.
Our outstanding March 2011 and April 2011 warrants to purchase a total of 791,398 shares of common stock as of September 30, 2014 at a current exercise price of $0.65 per share contain so-called full-ratchet anti-dilution provisions. Our outstanding March 2010 and December 2012 warrants to purchase 25,000 and 3,031,111 shares of common stock as of September 30, 2014 at current exercise prices of $2.15 per share and $1.90 per share, respectively, contain so-called weighted-average anti-dilution provisions. These anti-dilution provisions may be triggered by the issuance of the shares being offered hereby or upon any future issuance by us of shares of our common stock or common stock equivalents at a price per share below the then-exercise price of the warrants, subject to some exceptions.
To the extent that these anti-dilution provisions are triggered in the future, we would be required to reduce the exercise price of all of the warrants on either a full-ratchet or weighted-average basis, which would have a dilutive effect on our stockholders.
We may issue preferred stock in the future, and the terms of the preferred stock may reduce the value of our common stock.
We are authorized to issue up to 5,000,000 shares of preferred stock in one or more series. Our board of directors may determine the terms of future preferred stock offerings without further action by our stockholders. If we issue preferred stock, it could affect stockholder rights or reduce the market value of our outstanding common stock. In particular, specific rights granted to future holders of preferred stock may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights, sinking fund provisions, and restrictions on our ability to merge with or sell our assets to a third party.

Anti-takeover provisions of our amended and restated certificate of incorporation and amended and restated bylaws and provisions of Delaware law could delay or prevent a change of control that our stockholders may favor.
Anti-takeover provisions of our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a merger or other change of control that stockholders may consider favorable or may impede the ability of the holders of our common stock to change our management. These provisions of our amended and restated certificate of incorporation and amended and restated bylaws, among other things:

•	divide our board of directors into three classes, with members of each class to be elected for staggered three-year terms;

•	limit the right of security holders to remove directors;

•	prohibit stockholders from acting by written consent;

•	regulate how stockholders may present proposals or nominate directors for election at annual meetings of stockholders; and

•	authorize our board of directors to issue preferred stock in one or more series, without stockholder approval.

In addition, Section 203 of the Delaware General Corporation Law provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15% of the outstanding voting stock of a Delaware corporation such as our company shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares for a three-year period following the date on which that person or its affiliate crosses the 15% stock ownership threshold. Section 203 could operate to delay or prevent a change of control of our company.
We have never declared or paid cash dividends on our capital stock and we do not anticipate paying cash dividends in the foreseeable future.
Our business requires significant funding. We currently plan to invest all available funds and future earnings in the development and growth of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future, and are prohibited by the terms of our outstanding indebtedness from paying dividends on any common stock, except with the prior consent of our lenders. As a result, capital appreciation, if any, of our common stock will be our stockholders’ sole source of potential gain for the foreseeable future.
The terms of our outstanding indebtedness may inhibit potential acquirers.
We are prohibited by the terms of our outstanding indebtedness from disposing of any of our business or property, except with the consent of our lenders or if we were to prepay the outstanding indebtedness and related fees in accordance with the loan security agreement. Our outstanding indebtedness may inhibit potential acquirers or other interested parties from seeking to acquire all or a part of our business or assets, and there is no assurance that our lenders would consent to any proposed future transaction that might be beneficial to our stockholders.

USE OF PROCEEDS
The selling stockholder will receive all proceeds from the sale of shares under this prospectus. We will not receive any proceeds from the sale of the shares by the selling stockholder.
We will pay all fees and expenses incurred in connection with the registration of the shares of common stock covered by this prospectus, including the SEC filing fee, The NASDAQ Capital Market additional listing fee, the fees and expenses of our attorneys and accountants, up to $25,000 of professional fees or costs of accounting, financial or legal advisors to the selling stockholder and any brokerage or underwriting commissions or discounts incurred by the selling stockholder relating to the sale of the shares.
SELLING STOCKHOLDER
The selling stockholder is MonoSol Rx, LLC or "MonoSol." The selling stockholder is offering under this prospectus 1,381,215 shares of our common stock issuable by us to the selling stockholder in partial payment of the milestone payment described below. All of the shares offered by the selling stockholder were offered and will be issued by us to the selling stockholder pursuant to the license and supply agreement dated as of July 17, 2014 between us and MonoSol in a transaction exempt from registration under Section 4(2) of the Securities Act and Rule 506 under the Securities Act.
Under the terms of the license and supply agreement, we agreed to pay MonoSol in two installments a total of $5,000,000, plus certain FDA registration fees, in cash, or a combination of cash and stock. We have paid to MonoSol the first installment of $3,056,249 in cash, and intend to pay the second installment of $2,500,000 in shares of our common stock to be valued for this purpose at the closing sale price of our common stock as reported on the NASDAQ Capital Market on November 10, 2014 and issued by us by November 11, 2014. In the license and supply agreement, we agreed that, as a condition to the issuance of any shares of our common stock in payment of the second installment, the shares would be covered by an effective registration statement under the Securities Act of 1933 covering the resale by MonoSol of the shares. This prospectus is a part of the registration statement filed by us as contemplated in the license and supply agreement.
We are registering the shares under the Securities Act to give the selling stockholder the opportunity, if it so desires, to publicly sell the shares for its own account in such amounts and at such times and prices as it may choose. Whether sales of shares will be made, and the timing and amount of each such sale, is within the sole discretion of the selling stockholder, and the selling stockholder will act independently of us in making decisions with respect to the sale of its shares. Registration of the shares under the Securities Act does not require that any of the shares be offered or sold by the selling stockholder, and there is no assurance that the selling stockholder will sell any or all of the shares offered by this prospectus.
In certain circumstances, a donee, pledgee or other transferee who receives shares of common stock offered by this prospectus from the selling stockholder may become entitled to use this prospectus to sell such shares of common stock. In such event, we will file a supplement to this prospectus that amends the table, below, to include the donee, pledgee or other transferee as a selling stockholder under this prospectus.
The information in the table, below, is based in part upon information that we were provided by the selling stockholder. The percentage ownership in the table is based upon 121,457,118 shares of our common stock outstanding as of September 30, 2014. Beneficial ownership of shares is determined in accordance with SEC rules and includes voting or investment power with respect to the shares. Any shares of common stock subject to options, warrants and convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days after September 30, 2014 which are reflected in footnotes, if any, in the table, are deemed to be outstanding for purposes of computing the percentage ownership.

	Shares of Common Stock Beneficially Owned Prior to this Offering		Shares of Common Stock Beneficially Owned After this Offering
Selling Stockholder	Number of Shares	Percent	Number of Shares	Percent

MonoSol Rx	1,381,215	1.14%	0	0%

Except as described above relating to our license and supply agreement with MonoSol, the selling stockholder currently has, and within the three years preceding the date of this prospectus has had, no position, office or other material relationship with us.

PLAN OF DISTRIBUTION
The selling stockholder may, from time to time, sell or otherwise transfer any or all of the shares that are covered by this prospectus on The NASDAQ Capital Market or on any other stock exchange, market or trading facility on which the shares are traded, or in private transactions. Sales of the shares may be at fixed prices, at prevailing market prices at the time of sale, at prices relating to the prevailing market prices, at varying prices determined at the time of sale or at negotiated prices.
The selling stockholder may use any one or more of the following methods when selling or otherwise transferring the shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	privately negotiated transactions;

•	short sales;

•	transactions in which the broker-dealer agrees with the selling stockholder to sell a specified number of the shares at a stipulated price per share;

•	a combination of any such methods of sale; or

•	any other method permitted by applicable law.

To the extent permitted by applicable law, the selling stockholder may enter into hedging transactions. For example, the selling stockholder may:

•	enter into transactions involving short sales of the shares by a broker-dealer;

•	sell shares short themselves and redeliver the shares to close out its short positions;

•
enter into option or other types of transactions that require the selling stockholder to deliver shares to a broker-dealer, who will then resell or otherwise transfer the shares under this prospectus; or

•	loan or pledge the shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

We have provided the selling stockholder with a copy of this prospectus. If the selling stockholder uses this prospectus for any sale of the shares, it will be subject to the prospectus delivery requirements of the Securities Act, including by compliance with Rule 172 under the Securities Act.
Any shares covered by this prospectus that qualify for resale in accordance with the terms and conditions of Rule 144 under the Securities Act may be sold by the selling stockholder under Rule 144 rather than under this prospectus.
We will pay all fees and expenses incurred in connection with the registration of the shares of common stock covered by this prospectus, including the SEC filing fee, The NASDAQ Capital Market additional listing fee, the fees and expenses of our attorneys and accountants, up to $25,000 of professional fees or costs of accounting, financial or legal advisors to the selling stockholder and any brokerage or underwriting commissions or discounts incurred by the selling stockholder relating to the sale of the shares.
The selling stockholder may from time to time pledge or grant a security interest in some or all of the shares covered by this prospectus and, if it defaults in the performance of its secured obligations, the secured parties may offer and sell such shares from time to time under this prospectus after we have filed a supplement to this prospectus that amends the table of selling stockholders to include the secured parties as selling stockholders under this prospectus.
The selling stockholder may from time to time transfer some or all of the shares covered by this prospectus by gifts, by distributions of the shares to members of the selling stockholder, including members that are corporations, partnerships or limited liability companies, or by other similar distributions. In such event, the donees or other transferees of such shares may offer and sell such shares from time to time under this prospectus after we have filed a supplement to this prospectus that amends the table under “Selling Stockholder” in this prospectus to include the donees or other transferees as selling stockholders under this prospectus.
The selling stockholder and any broker-dealers or agents that are involved in selling the shares covered by this prospectus might be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of shares if liabilities are imposed on that person under the Securities Act.

The selling stockholder has advised us that it has not entered into any agreements or arrangements with any underwriters or broker-dealers regarding the sale of the shares that are covered by this prospectus and that there is no underwriter or coordinating broker acting in connection with a proposed sale of any such shares by the selling stockholder. If we are subsequently notified by the selling stockholder that any material arrangement has been entered into with an underwriter or a broker-dealer for the sale of any of the shares, if required by applicable law we will file a supplement to this prospectus that discusses such arrangement.
Broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of the shares by a broker-dealer acting as principal may be deemed to be underwriting discounts or commissions under the Securities Act.
The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, may apply to sales of the shares covered by this prospectus and to the related activities of the selling stockholder. Regulation M generally provides, among other things, that a selling stockholder engaged in the distribution of securities may not concurrently purchase such securities during the period of distribution described in Regulation M.
DESCRIPTION OF COMMON STOCK
The following summary of the terms of our common stock is subject to and qualified by reference to our certificate of incorporation and bylaws, copies of which are on file with the SEC as exhibits to previous SEC filings. Please refer to “Where You Can Find More Information” below for directions on obtaining these documents.
As of September 30, 2014, we were authorized to issue 200,000,000 shares of common stock and had 121,457,118 shares (excluding treasury shares) of common stock outstanding.
The holders of our common stock are entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by our board with respect to any series of preferred stock, the holders of such shares possess all voting power. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of our preferred stock created by our board from time to time, the holders of common stock are entitled to such dividends as may be declared from time to time by our board from funds available therefor and upon liquidation are entitled to receive pro rata all assets available for distribution to such holders. Our common stock is not redeemable, and the holders of our common stock have no preemptive rights.
We also are authorized to issue up to 5,000,000 shares of preferred stock, par value $0.0001 per share. Our board of directors, without further action by the holders of our common stock, may issue shares of our preferred stock. Our board is vested with the authority to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series.
The authority possessed by our board to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of the company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our board may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock. There are no current agreements or understandings with respect to the issuance of preferred stock.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.
LEGAL MATTERS
TroyGould PC, Los Angeles, California, has rendered an opinion with respect to the validity of the shares of common stock offered by the selling stockholder by this prospectus. Sanford J. Hillsberg, the Chairman of the Board of our company, is an attorney with TroyGould PC. TroyGould PC owned 63,491 shares of our common stock as of September 30, 2014.

EXPERTS
The consolidated financial statements of Galena Biopharma, Inc. as of December 31, 2013 and for the year then ended incorporated by reference in this prospectus to our Annual Report on Form 10-K for the year ended December 31, 2013 have been so incorporated in reliance on the report of Moss Adams LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The consolidated financial statements of Galena Biopharma, Inc. as of December 31, 2012 and for the years ended December 31, 2012 and 2011 incorporated by reference in this prospectus have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, upon the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. The SEC’s website contains reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the SEC. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
The SEC allows us to “incorporate by reference” into this prospectus the information we have filed with the SEC. The information we incorporate by reference into this prospectus is an important part of this prospectus. Any statement in a document we incorporate by reference into this prospectus will be considered to be modified or superseded to the extent a statement contained in this prospectus or any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes that statement. The modified or superseded statement will not be considered to be a part of this prospectus, except as modified or superseded.
We incorporate by reference into this prospectus the information contained in the document listed below, which is considered to be a part of this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on March 17, 2014;

•	our Quarterly Report on Form 10-Q for the three months ended March 31, 2014 filed with the SEC on May 6, 2014;

•	our Quarterly Report on Form 10-Q for the three months ended June 30, 2014 filed with the SEC on August 11, 2014;

•
our Current Reports on Form 8-K or Form 8-K/A filed with the SEC on January 13, 2014, January 14, 2014 , May 6, 2014, July 2, 2014, July 22, 2014, August 11, 2014, August 22, 2014, August 26, 2014, September 18, 2014 and September 26, 2014, respectively; and

•	the description of our stock contained in our registration statements filed pursuant to Section 12 of the Exchange Act, as amended from time to time.

We also incorporate by reference into this prospectus all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering by the selling stockholder; provided, however, that we are not incorporating any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K we may subsequently file.
You may request a copy of the documents incorporated by reference into this prospectus, at no cost, by writing or telephoning us at the following address:
Galena Biopharma, Inc.
4640 SW Macadam Ave., Suite 270
Portland, Oregon 97239
Attention: Investor Relations
Phone: (855) 855-4253

Copies of these documents are also available, without charge, through the “Investor Relations” section of our website (www.galenabiopharma.com) as soon as reasonably practicable after it are filed with the SEC. The information contained on our website is not a part of this prospectus.

PROSPECTUS

GALENA BIOPHARMA, INC.

1,381,215 Shares of Common Stock
Offered by the Selling Stockholder

The date of this prospectus is November 20, 2014